PRIVATE PLACEMENT MEMORANDUM

Blackcommerce, LLC

A Michigan Limited Liability Company

January 25, 2019

BY ACCEPTING THIS PRIVATE PLACEMENT MEMORANDUM ("PPM"), YOU, THE OFFEREE SHALL KEEP IN CONFIDENCE THE CONTENTS OF THIS PPM AND THE CONTENTS OF ANY AND ALL ATTACHMENTS. INFORMATION HEREIN SHALL ONLY BE SHARED WITH THE OFFEREE'S ACCOUNTING AND LEGAL COUNSEL. OFFEREE SHALL RETURN THIS PPM AND ALL OTHER ATTACHED DOCUMENTS TO THE MANAGER IF AT ANY TIME THE MANAGER REQUESTS THE RETURN OF SUCH DOCUMENTS OR IF OFFEREE CHOOSES NOT TO SUBSCRIBE TO UNITS HEREIN.

Name of Offeree______________________

Memorandum Number ________

PRIVATE PLACEMENT MEMORANDUM

Blackcommerce, LLC
A Limited Liability Company
Minimum $1,000
Maximum $107,000
A Private Offering of 1,070 Convertible Promissory Notes
Purchase Price $100.00 Per Note
Minimum Purchase: $100 (1 Note)

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. **See "RISK FACTORS"** for information regarding Blackcommerce, LLC lack of operating history, capital needs and other risk factors to be considered by investors prior to subscribing for units.

Blackcommerce, LLC(the "Company"), a Michigan limited liability company managed by Edward Merriman (the "Manager"), is hereby privately offering (the "Offering") convertible promissory notes representing a loan to the Company that can be converted into a ownership interest within the Company ("Notes").

Blackcommerce, LLC is offering 1,070 convertible promissory notes at $100.00 per Note to be sold at one hundred dollars ($100) per tranche (the "Minimum Purchase") in a best efforts offering to Non-accredited Investors, Accredited Investors and Non-US Investors as defined under Rule 902 of Regulation S of the Securities Act of 1933. Blackcommerce, LLC is raising the funds via Buy The Block intermediary CRD# 287496. Those subscribers should be made aware such funds will NOT be escrowed. Subscribers may purchase less than the minimum at the sole discretion of the Manager. The maximum capital available through this Offering is one hundred and seven thousand dollars ($107,000). **(See "USE OF PROCEEDS.") Even though this offering is limited to $5,000,000, this will not preclude the Company or the Manager from conducting similar offers for more money in the future. The Manager may offer to sell an unlimited number of Units in the Company if the Manager sees fit.**

Offers and sales of the convertible promissory notes will be made only to investors in accordance with Regulation Crowdfunding Investment Limits. **(See "INVESTOR SUITABILITY STANDARDS/INVESTOR LIMITS.").** Such sales may only be made to investors that have (a) read this Private Placement Memorandum; (b) deposited their subscription funds into the Company's subscription account; (c) had their signed Subscription Agreement accepted by the Company; and (d) signed the Operating Agreement (the "Members").

Blackcommerce, LLC is a company focused on investing in real estate assets. The Company will receive revenues via profits from sales of real estate holdings.

NOTE: THE MANAGER MAY ELECT TO RETURN ANY INDIVIDUAL SUBSCRIBER'S OR MEMBER'S INVESTMENT PLUS ACCUMULATED DISTRIBUTIONS AT ANY TIME FOR ANY REASON AT THE MANAGER'S ELECTION.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 4(2) OF THE ACT, RULE 506 OF REGULATION D OF THE GENERAL RULES AND REGULATIONS PROMULGATED THEREUNDER BY THE SECURITIES AND EXCHANGE COMMISSION. ACCORDINGLY, DISTRIBUTION OF THIS PRIVATE PLACEMENT MEMORANDUM IS LIMITED TO PERSONS WHO MEET CERTAIN MINIMUM FINANCIAL QUALIFICATIONS AND THIS PRIVATE PLACEMENT MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY WITH RESPECT TO ANY PERSON WHOM DOES NOT MEET SUCH FINANCIALQUALIFICATIONS. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Private Placement Memorandum is January 25, 2019.

The Offering will terminate on December 31, 2019 (the "Offering Termination Date") unless extended at the sole discretion of the Manager. The Manager reserves the right to terminate the Offering at any time. Any subscriptions which have been tendered to the Company and have not been accepted on or before the Offering Termination Date will be returned to subscribers and any subscription funds included therewith will be returned without interest thereon unless the Offering Termination Date is extended or the Manager elects, in its sole discretion, to accept such subscriptions.

	Price to Investors	Selling Commissions	Proceeds to Company
Price Per Convertible Promissory Note	**$100.00**	**$4.50**	**$95.50**
Minimum Purchase Price (1 note)	**$100.00**	**$4.50**	**$95.50**
Total Maximum Offering (1,070 Notes)	**$107,000.00**	**$4,815.00**	**$102,185.00**

Contents

Contents

1.0 DISCLAIMERS AND DISCLOSURES

THIS PRIVATE PLACEMENT MEMORANDUM (HEREINAFTER SOMETIMES THE "MEMORANDUM") HAS BEEN PREPARED BY THE MANAGER AND IS SUBMITTED SOLELY FOR THE PURPOSE OF EVALUATING THE INVESTMENT OFFERED HEREBY. NOTHING CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM IS OR SHOULD BE RELIED UPON AS A GUARANTEE OR REPRESENTATION AS TO FUTURE EVENTS. MUCH OF THE INFORMATION CONTAINED HEREIN IS CONFIDENTIAL AND HAS NOT, AND WILL NOT BE PUBLICLY DISCLOSED. BY ACCEPTING THIS PRIVATE PLACEMENT MEMORANDUM, THE RECIPIENT AGREES NOT TO REPRODUCE THIS PRIVATE PLACEMENT MEMORANDUM, EITHER IN PART OR IN WHOLE, AND ITS USE IS PERMITTED ONLY BY THE PARTY IDENTIFIED ON THE COVER PAGE HEREOF FOR THE SOLE PURPOSE OF EVALUATING THE INVESTMENT OFFERED HEREBY. IF THE PARTY IDENTIFIED ON THE COVER PAGE HEREOF DECIDES NOT TO SUBSCRIBE FOR UNITS, THIS PRIVATE PLACEMENT MEMORANDUM MUST BE RETURNED TO THE COMPANY.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION(S) MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEVERTHELESS, THE COMPANY WILL MAKE AVAILABLE TO PROSPECTIVE PURCHASERS, DURING THE OFFERING PERIOD, THE OPPORTUNITY TO ASK QUESTIONS AND RECEIVE ANSWERS FROM OFFICERS OF THE COMPANY CONCERNING ANY ASPECT OF THIS INVESTMENT AND TO OBTAIN ADDITIONAL INFORMATION CONCERNING THE BUSINESS OF THE COMPANY.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, (THE "ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 4(2) OF THE ACT, RULE 506 OF REGULATION D PROMULGATED THEREUNDER AND SUCH OTHER EXEMPTIONS AS MAY BE AVAILABLE TO THE COMPANY. FURTHER, THE SECURITIES HAVE NOT BEEN QUALIFIED OR REGISTERED UNDER THE LAWS OF ANY STATE OR JURISDICTION. DISTRIBUTION OF THIS PRIVATE PLACEMENT MEMORANDUM IS LIMITED TO PERSONS WHO MEET CERTAIN MINIMUM FINANCIAL QUALIFICATIONS. THIS PRIVATE PLACEMENT MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY WITH RESPECT TO ANY PERSON WHOM DOES NOT MEET SUCH MINIMUM FINANCIAL QUALIFICATIONS.

PROJECTIONS ARE CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM. PROJECTIONS CAN BE INHERENTLY UNRELIABLE (**SEE "RISK FACTORS").** ANY ASSUMPTIONS, PREDICTIONS OR PROMISES, WHETHER WRITTEN OR ORAL, WHICH DO NOT CONFORM TO THOSE IN THIS PRIVATE PLACEMENT MEMORANDUM SHOULD BE DISREGARDED AND THEIR USE IS A VIOLATION OF THE LAW.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER CERTAIN STATE SECURITIES LAWS IN RELIANCE UPON THE APPLICABLE EXEMPTIONS FROM REGISTRATION FOR PRIVATE OFFERS AND SALES OF SECURITIES. NO UNITS MAY BE SOLD, ASSIGNED OR OTHERWISE

TRANSFERRED UNLESS THE COMPANY AND ITS LEGAL COUNSEL HAVE RECEIVED EVIDENCE SATISFACTORY TO BOTH THAT SUCH TRANSFER DOES NOT INVOLVE A

TRANSACTION REQUIRING QUALIFICATION UNDER SAID STATE SECURITIES LAWS AND IS IN COMPLIANCE WITH SUCH LAW.

THIS MEMORANDUM IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, OR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

HOWEVER, THIS IS A SUMMARY ONLY AND DOES NOT PURPORT TO BE COMPLETE. ACCORDINGLY, REFERENCE SHOULD BE MADE TO THE SUBSCRIPTION AGREEMENT AND OTHER AGREEMENTS AND DOCUMENTS, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, ITS MANAGER, OR PARTNERS, AS INVESTMENT, LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS/HER OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS/HER INVESTMENT.

THE OFFEREE, BY ACCEPTING DELIVERY OF THIS MEMORANDUM, AGREES TO PROMPTLY RETURN THIS MEMORANDUM, AND ANY OTHER DOCUMENTS OR INFORMATION FURNISHED BY THE COMPANY IF THE OFFEREE DOES NOT PURCHASE ANY OF THE COMPANY UNITS OFFERED HEREBY. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED.

THIS MEMORANDUM INVOLVES A VERY HIGH DEGREE OF RISK, AND THE PURCHASE OF COMPANY UNITS SHOULD ONLY BE CONSIDERED BY PERSONS WHO CAN AFFORD THE TOTAL LOSS OF THEIR INVESTMENT (SEE **“RISK FACTORS**”).

THE MANAGER IS NOT AN ADVISOR OR CONSULTANT TO THE PROSPECTIVE INVESTOR IN THIS INVESTMENT. THE MANAGER HAS MULTIPLE CONFLICTS OF INTEREST WHICH PRECLUDE THEM FROM ADVISING POTENTIAL INVESTORS WHO ARE THEREFORE ADVISED TO DO THEIR OWN DUE DILIGENCE AND TO SEEK OUTSIDE COUNSEL. COUNSEL FOR THE COMPANY HAS ACTED ON BEHALF OF THE MANAGER AND THE COMPANY AND DOES NOT REPRESENT THE SUBSCRIBERS TO WHICH THIS OFFERING MEMORANDUM WAS EXTENDED.

2.0 SUITABILITY STANDARDS/INVESTOR LIMITS

The Manager has established suitability standards for the protection of all the Members as the success of a group investment is often enhanced if all of the Members share a common investment goal, have similar investment experience and similar financial capabilities. The suitability standards for an investment in the Company were established by the Manager after considering the following factors:

1. An investment in these Units has little, if any liquidity. It is unlikely that a market for the resale of these Units will exist. Investors should be able to continue in the investment until the disposition of all of the assets of the Company and the subsequent dissolution of the Company occurs.
2. An investment in these Units will be affected by Federal and State income taxes. Investors should consider the taxable income (losses) projected to be produced from the Company and be aware of the importance of their marginal tax bracket in terms of any tax liability (savings) projected to be received.
3. An investment in these Units may produce a positive cash flow which would be available for distribution. However, it is possible that the Manager will determine to fund additional reserves from the cash flow generated by the Company and there may not be any cash available for distribution from operations.
4. An investment in these Units should be considered long term in nature. Investors should be in a financial position that will enable them to hold these Units for the period of time projected. Investors should be aware that there may be adverse tax consequences of selling their Units prior to the dissolution of the Company.

Established Standards / Investment Limits

Investors who wish to purchase these an investor will be limited to investing:
(1) the greater of: $2,000 or 5 percent of the lesser of the investor's annual income or net worth if either annual income or net worth is less than $100,000; or
(2) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $100,000, if both annual income and net worth are $100,000 or more.

The chart below illustrates a few examples:

Investor Annual Income	Investor Net Worth	Calculation	Investment Limit
$30,000	$105,000	Greater of $2,000 or 5% of $30,000 ($1,500)	$2,000
$150,000	$80,000	Greater of $2,000 or 5% of $80,000 ($4,000)	$4,000
$150,000	$100,000	10% of $100,000 ($10,000)	$10,000
$200,000	$900,000	10% of $200,000 ($20,000)	$20,000
$1,200,000	$2,000,000	10% of $1,200,000 ($120,000), subject to $100,000 cap	$100,000

In addition, the Manager must ascertain that a prospective investor can bear the economic risks of an investment in the Company, and that the investment is appropriate for the investor's investment objectives, portfolio structure, and financial situation and that the investor has the capacity to protect their own interests in connection with the investment and will make the final decision to invest in the Company.

The Manager has the absolute right in its sole discretion to accept or reject any subscription offer submitted to them, and shall incur no liability for rejection of any prospective investor.

Subscriptions Subject to Review and Acceptance by the Manager

An investor who desires to invest in the Units will complete the Offeree Questionnaire and Subscription Agreement and sign the Agreement and return the original documents to the Manager. The Manager will review these documents to ensure that all investors have attested that they meet the suitability standards established by the Company set forth in “Suitability Standards” hereto and that the Agreement has been appropriately signed. On the Manager’s acceptance of a Subscription, an investor will become a Subscriber in the Company. Documents returned by prospective Members who do not meet the Suitability Standards established by the Manager as outlined above, or which have been improperly completed, will be promptly returned.

The Manager will indicate acceptance of the Subscription in writing by returning fully executed copies of signature pages from the Subscription Agreement and Operating Agreement showing the amount or number of Units purchased in the Company. Prior to acceptance, the Manager reserves the right to refuse a Subscription from any prospective investor at the Manager’s sole discretion.

ERISA Considerations

General Investment Considerations

A plan fiduciary making the decision to invest in units is advised to consult its own legal advisor regarding the specific considerations arising under ERISA, Section 4975 of the Internal Revenue Code, and (to the extent not pre-empted by ERISA) state law with respect to the purchase, ownership, or sale of Units. Plan fiduciaries should also consider the entire discussion under the preceding section entitled ‘‘Federal Income Tax Considerations,’’ as material contained therein is relevant to any decision by a plan to purchase the units. In considering whether to invest a portion of the assets of a plan in Units, plan fiduciaries should consider, among other things, whether the investment:

- will be in accordance with the documents and instruments governing the plan;
- will allow the plan to satisfy the diversification requirements of ERISA, if applicable;
- will result in UBTI to the plan;
- will be sufficiently liquid;
- is prudent under ERISA; and
- is for the exclusive purpose of providing benefits to participants and their beneficiaries.

The fiduciary of a plan not subject to Title I of ERISA or Section 4975 of the Internal Revenue Code, such as a governmental or church plan, should consider that such a plan may be subject to prohibitions against some related-party transactions under Section 503 of the Internal Revenue Code, which operate similar to the prohibited transaction rules of ERISA and Section 4975 of the Internal Revenue Code. In addition, the fiduciary of any such plan must consider applicable state or local laws, if any, and the restrictions and duties of common law, if any, imposed upon such plan. We express no opinion on whether an investment in units is appropriate or permissible for any plan under Section 503 of the Internal Revenue Code, or under any state, county, local, or other law respecting such plan.

Regulation under ERISA and the Internal Revenue Code

In addition to imposing general fiduciary standards of investment prudence and diversification on persons who are plan fiduciaries, ERISA and the Internal Revenue Code prohibit certain transactions involving ‘‘plan assets’’ and persons who have specified relationships to the plan (‘‘parties in interest’’ under ERISA and ‘‘disqualified persons’’ under the Internal Revenue Code).

A prohibited transaction may occur if our assets are deemed to be assets of a benefit plan (i.e., the ‘‘look through rule’’) which invests in units and thereafter a ‘‘party in interest’’ or a ‘‘disqualified person’’ deals with the assets in a manner not permitted under ERISA or the Internal Revenue Code. Under such circumstances, any person that exercises authority or control with respect to the management or disposition of plan assets is a plan fiduciary and, therefore, is a ‘‘party in interest’’ and a ‘‘disqualified person’’ capable of participating in a prohibited transaction with the plan. Thus, the action of an employee of ours in dealing with our assets could cause a plan which invests in our units to be a participant in a prohibited transaction.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

Units may not be offered, sold, transferred or delivered, directly or indirectly, to any “Sanctioned Person,” a term which is defined for purposes of this Memorandum as any person who is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx, or as otherwise published from time to time; and an agency of the government of a Sanctioned Country, (2) an organization controlled by a Sanctioned Country, or (3) a person resident in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. A “Sanctioned Country” shall mean a country subject to a sanctions program identified on the list maintained by OFAC and available at the following location http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx, or as otherwise published from time to time.

In addition, Units may not be offered, sold, transferred or delivered, directly or indirectly, to any person who:

- has more than 15% of its assets in Sanctioned Countries; or
- derives more than 15% of its operating income from investments in, or transactions with Sanctioned Persons or Sanctioned Countries.

Representations with respect to the foregoing and certain other matters will be made by each investor in the Instructions to Investors and Subscription Agreement attached hereto. The Company will rely on the accuracy of each investor's representations set forth in the Instructions to Investors and Subscription Agreement and may require additional evidence that an investor satisfies the applicable standards at any time prior to the acceptance of an investor's subscription. An investor is not obligated to supply any information so requested by the Company, but the Company may reject a subscription from any investor who fails to supply any information so requested.

IF YOU DO NOT MEET THE REQUIREMENTS DESCRIBED ABOVE, DO NOT READ FURTHER AND IMMEDIATELY RETURN THIS MEMORANDUM TO THE COMPANY OR THE APPLICABLE MEMBER OF THE SELLING GROUP.

IN THE EVENT YOU DO NOT MEET SUCH REQUIREMENTS, THIS MEMORANDUM SHALL NOT CONSTITUTE AN OFFER TO SELL UNITS TO YOU.

Methods to Assure Adherence to Suitability Standards

Investors who are interested in purchasing Units will be required to complete an Investor Questionnaire and submit it to the Manager, along with their Subscription Agreement.

The Investor Questionnaire will require specific questions be answered and specific documentation be presented to the Manager for review and approval, so that there is assurance that the suitability standards are being applied and being met.

State Residency

Investment in the Units offered hereby is limited to persons who are bona fide residents of states in which this Offering is exempt from registration, or in which the Units have been registered or qualified for sale. You will be required to identify your state of residence in the Subscription Agreement and to represent that you are purchasing the Units for your own account and not for the account of, or beneficial interest in, or with the intent to transfer to, any person not named therein.

Financial Suitability

An investment in the Units offered hereby is highly speculative, involves a high degree of risk and is not liquid. Accordingly, you should purchase the Units only if you have no need for liquidity of investment with respect to these securities and can afford the loss of your entire investment. The Company will sell the Units only to persons who are "accredited investors," as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "1933 Act"). You will be required to represent in the Subscription Agreement that you are able to bear the economic risk of the investment in the Units for an indefinite period of time and believe that the investment is suitable for you. In addition, you will be required to make specific representations concerning your status as an accredited or non-accredited investor and as to your individual net worth as it relates to your investment in the Units.

This Memorandum is provided on a confidential basis. It is intended for assistance only and is not intended to be and must not be the sole instrument used as the basis for an investment decision. The Memorandum may not be reproduced or provided to any person, other than a legal, business, investment or tax advisor, without the prior written permission of the Company. By accepting delivery of the Memorandum, each prospective investor agrees to the preceding.

During the course of the Offering and prior to an investment decision, prospective investors are urged and invited to ask questions of and obtain additional information from the Company concerning the terms and conditions of the placement, the Company, the principals and any other relevant matters including, but not limited to, additional information to verify the accuracy of the information set forth herein. Such information will be provided to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense.

In forming an investment decision, investors should make such investigations as they deem necessary to arrive at an independent evaluation and should consult their own legal counsel and financial, accounting, regulatory, and tax advisors to determine the consequences of such an investment. No person has been authorized in connection with this Offering to give any information or make any representations other than those included in the Memorandum.

The Units offered hereby may not be transferred unless the Units are registered under the 1933 Act or unless the transfer is exempt from the registration requirements of the 1933 Act. No public market for the Units exists or is likely to develop. Further, the transfer of the Units will be restricted by the terms of the Company’s Operating Agreement. Investors in the Units will be required to execute the Operating Agreement as a condition to being admitted as a member. In the event that any of the terms, conditions or other provisions of such Operating Agreement are inconsistent with or contrary to the descriptions or other terms of this Memorandum, the Operating Agreement will control.

This Offering is made only to accredited investors who can bear the loss of their entire investment and whose liquidity requirements are consistent with the Operating Agreement’s provisions for distributions and are able to bear tax liabilities generated by participation under circumstances where funds may not be distributed to meet such tax liabilities.

This Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. This Memorandum does not constitute an offer to anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. All information contained herein is as of the date of this Memorandum, and neither the delivery of this Memorandum nor any sales made hereunder shall, under any circumstances, imply that there has been no change in the Company's affairs since such date.

The Offering commences on the date of this Memorandum and will expire on the Offering Termination Date. Subscription amounts received from prospective investors will be deposited into the Company's operating bank account. The Company retains the absolute right to terminate the Offering at any time if the Company determines that the continued offering of the Common Units is not desirable. If the Offering is so terminated, any funds raised will be returned to prospective investors together with any interest actually earned thereon, net of any bank fees.

This written communication is not intended to be issued as a "reliance opinion" or a "marketed opinion," as defined under Section 10.35 of Circular 230, so as to avoid any of the penalties that could be assessed under the Internal Revenue Code of 1986, as amended (the "Code") or its applicable treasury regulations. Accordingly: (a) any information contained herein cannot be relied upon for purposes of avoiding any of the penalties imposed by the Code or its applicable treasury regulations; (b) this written communication has been written to support the promotion or marketing of the transaction(s) or matter(s) addressed by this written communication; and (c) each prospective investor should seek advice based on the prospective investor's particular circumstances from an independent advisor.

To the extent that this written communication does present any tax arrangement, plan and/or strategy, it is further understood by all recipients that the confidentiality of the tax aspects of this written communication cannot be limited or restricted by the sender with regard to the distribution of this document by the recipient.

3.0 STATE RESTRICTIVE LEGENDS

THE INCLUSION OF RESTRICTIVE LEGENDS FOR EACH STATE IN THIS MEMORANDUM IS NOT INTENDED TO IMPLY THAT THE SECURITIES COVERED BY THIS MEMORANDUM ARE TO BE OFFERED FOR SALE IN EVERY STATE, BUT IS MERELY A PRECAUTION IN THE EVENT THIS MEMORANDUM MAY BE TRANSMITTED INTO ANY STATE OTHER THAN AS MAY BE DELIVERED BY THE COMPANY.

NOTICE TO RESIDENTS OF ALL STATES:

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD SOLELY IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES OF THE COMPANY. EVEN IF SUCH MARKET EXISTED, PURCHASERS OF SECURITIES WILL BE REQUIRED TO REPRESENT THAT THE SECURITIES ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO SALE OR DISTRIBUTION, AND PURCHASERS WILL NOT BE ABLE TO RESELL THE SECURITIES UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND QUALIFIED UNDER THE APPLICABLE STATE STATUTES (OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE). PURCHASERS OF THE SECURITIES SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF THEIR INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES COMMISSION OR ANY OTHER STATE OR FEDERAL REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING, NOR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. SEE "INVESTOR SUITABILITY STANDARDS," "RISK AND OTHER IMPORTANT FACTORS".

THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN ANY PARTICULAR STATE. THIS MEMORANDUM MAY BE SUPPLEMENTED BY ADDITIONAL STATE LEGENDS.

THE SECURITIES REPRESENTED HEREIN HAVE NOT BEEN REGISTERED WITH THE SECURITIES COMMISSION PURSUANT TO SECTION 5 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") IN RELIANCE ON EXEMPTIONS FROM REGISTRATION INCLUDING SECTION 3(B), SECTION 4(2), REGULATION D, RULE 504, 505 OR 506 AND SECTION 4(6) THE "ACCREDITED INVESTOR EXEMPTION" THEREUNDER FOR LIMITED OFFERINGS, FOR PRIVATE OFFERINGS AND RELEASE 33-4708 ISSUED BY THE SECURITIES COMMISSION ON JULY 9, 1964, FOR OFFERINGS TO FOREIGNERS.

FOR ALABAMA RESIDENTS ONLY:

THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE ALABAMA SECURITIES ACT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ALABAMA SECURITIES COMMISSION. THE COMMISSION DOES NOTRECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS PRIVATE OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE PURCHASE PRICE OF THE INTEREST ACQUIRED BY A NON-ACCREDITED INVESTOR RESIDING IN THE STATE OF ALABAMA MAY NOT EXCEED 20% OF THE PURCHASER'S NET WORTH.

FOR ALASKA RESIDENTS ONLY:

THE SECURITIES OFFERED HAVE BEEN REGISTERED WITH THE ADMINISTRATOR OF SECURITIES OF THE STATE OF ALASKA UNDER PROVISIONS OF 3 AAC 08.500-3 AAC 08.506. THE INVESTOR IS ADVISED THAT THE ADMINISTRATOR HAS MADE ONLY A CURSORY REVIEW OF THE REGISTRATION STATEMENT AND HAS NOT REVIEWED THIS DOCUMENT SINCE THIS DOCUMENT IS NOT REQUIRED TO BE FILED WITH THE ADMINISTRATOR. THE FACT OF REGISTRATION DOES NOT MEAN THAT THE ADMINISTRATOR HAS PASSED IN ANY WAY UPON THE MERITS, RECOMMENDED, OR APPROVED THE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A VIOLATION OF A.S. 45.55.170. THE INVESTOR MUST RELY ON THE INVESTOR'S OWN EXAMINATION OF THE PERSON OR ENTITY CREATING TEE SECURITIES, AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED, IN MAKING AN INVESTMENT DECISION ON THESE SECURITIES.

FOR ARIZONA RESIDENTS ONLY:

THE SECURITIES OBTAINED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF ARIZONA, AS AMENDED, AND ARE OFFERED IN RELIANCE UPON AN EXEMPTION FROM

REGISTRATION PURSUANT TO A.R.S SECTION 44-1944 (1) TRANSACTIONS NOT INVOLVING ANY PUBLIC OFFERING. THE SECURITIES CANNOT BE RESOLD UNLESS REGISTERED UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION.

FOR ARKANSAS RESIDENTS ONLY:

THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 14(B) (14) OF THE ARKANSAS SECURITIES ACT AND SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE ARKANSAS SECURITIES DEPARTMENT OR WITH THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE DEPARTMENT NOR THE COMMISSION HAS PASSED UPON THE VALUE OF THESE SECURITIES, MADE ANY RECOMMENDATIONS AS TO THEIR PURCHASE, APPROVED OR DISAPPROVED THE OFFERING, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THE PURCHASE PRICE OF THE INTEREST ACQUIRED BY AN UNACCREDITED INVESTOR RESIDING IN THE STATE OF ARKANSAS MAY NOT EXCEED 20% OF THE PURCHASER'S NET WORTH.

FOR CALIFORNIA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE CALIFORNIA CORPORATIONS CODE BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER THE SECURITIES OFFERED HEREBY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSION OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES.

FOR COLORADO RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COLORADO SECURITIES ACT OF 1991, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COLORADO SECURITIES ACT, IF SUCH REGISTRATION IS REQUIRED, OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OF SECURITIES OF THE STATE OF COLORADO, NOR HAS THE COMMISSION OF SECURITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR CONNECTICUT RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER SECTION 36-495 OF THE CONNECTICUT UNIFORM SECURITIES ACT. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE ACT, OR AN EXEMPTION FROM REGISTRATION IS

AVAILABLE. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE BANKING COMMISSIONER OF THE STATE OF CONNECTICUT, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR DELAWARE RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DELAWARE SECURITIES ACT, AND ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 7309(B)(9) OF THE DELAWARE SECURITIES ACT, AND RULE 9(H)(9)(II) THEREUNDER. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE ACT, OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR DISTRICT OF COLUMBIA RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DISTRICT OF COLUMBIA SECURITIES ACT SINCE SUCH ACT DOES NOT REQUIRE REGISTRATION OF SECURITIES ISSUES. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR FLORIDA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE FLORIDA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE FLORIDA SECURITIES ACT, IF SUCH REGISTRATION IS REQUIRED, OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVEROCCURS LATER.

FOR GEORGIA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECTION 10-5-5 OF THE GEORGIA SECURITIES ACT OF 1973, AND ARE BEING SOLD IN RELIANCE UPON EXEMPTIONS THEREFROM. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR HAWAII RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 3933, AS AMENDED, OR THE HAWAII UNIFORM SECURITIES ACT (MODIFIED), BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR IDAHO RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE IDAHO SECURITIES ACT (THE ACT), AND MAY BE TRANSFERRED OR RESOLD BY RESIDENTS OF IDAHO ONLY IF REGISTERED PURSUANT TO THE ACT, OR IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH

FOR ILLINOIS RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE ILLINOIS SECURITIES LAW BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING.

FOR INDIANA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER SECTION 3 OF THE INDIANA BLUE SKY LAW, AND ARE OFFERED PURSUANT TO AN EXEMPTION PURSUANT TO SECTION 23-2-1-2(B)(10) THEREOF, AND MAY BE TRANSFERRED OR RESOLD BY RESIDENTS OF INDIANA ONLY IF SUBSEQUENTLY REGISTERED, OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. INDIANA REQUIRES INVESTOR SUITABILITY STANDARDS OF A NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS, AND AUTOMOBILES) OF TWICE THEINVESTMENT, BUT NOT LESS THAN $30,000 AND GROSS INCOME OF $30,000.

FOR IOWA RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE IOWA UNIFORM SECURITIES ACT (THE "ACT") AND ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER SECTION 502.203(9) OF THE ACT. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR KANSAS RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE KANSAS SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR KENTUCKY RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACT OF KENTUCKY, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE OPERATOR IN ALL SALES TO NON-ACCREDITED INVESTORS MUST HAVE REASONABLE GROUNDS TO BELIEVE, AFTER MAKING INQUIRY THAT: (1) THE INVESTMENT IS SUITABLE FOR THE PURCHASER ON THE BASIS OF THE FACTS DISCLOSED BY THE PURCHASER AS TO HIS OR HER OTHER SECURITY HOLDINGS AND TO HIS OR HER FINANCIAL SITUATION AND NEEDS. (THERE IS A PRESUMPTION FOR THE LIMITED PURPOSE OF THIS CONDITION THAT IF THE INVESTMENT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH THAT IT IS SUITABLE). (2) THE INVESTOR, EITHER ALONE OR WITH REPRESENTATIVES, HAS SUFFICIENT KNOWLEDGE AND EXPERIENCE TO EVALUATE THE MERITS AND RISKS OF THE INVESTMENT. THE SECURITIES REPRESENTED IN THIS MEMORANDUM AND SUBSCRIPTION DOCUMENTS ARE BEING SOLD PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISIONS OF THE FEDERAL AND STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

FOR LOUISIANA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE LOUISIANA SECURITIES LAW, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 25% OF THE INVESTOR'S NET WORTH.

FOR MAINE RESIDENTS: THESE SECURITIES ARE BEING SOLD PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE BANK SUPERINTENDENT OF THE STATE OF MAINE UNDER SECTION 10502(2)(R) OF TITLE 32 OF THE MAINE REVISED STATUTES. THESE SECURITIES MAY BE DEEMED RESTRICTED SECURITIES AND AS SUCH THE HOLDER MAY NOT BE ABLE TO RESELL THE SECURITIES UNLESS PURSUANT TO REGISTRATION UNDER STATE OR FEDERAL SECURITIES LAWS OR UNLESS AN EXEMPTION UNDER SUCH LAWS EXISTS

FOR MARYLAND RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MARYLAND SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR MASSACHUSETTS RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MASSACHUSETTS UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THISOFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR MICHIGAN RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER SECTION 451.701 OF THE MICHIGAN UNIFORM SECURITIES ACT (THE ACT) AND MAY BE TRANSFERRED OR RESOLD BY RESIDENTS OF MICHIGAN ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT, OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH.

FOR MINNESOTA RESIDENTS ONLY:

THE SECURITIES REPRESENTED BY THIS MEMORANDUM HAVE NOT BEEN REGISTERED UNDER CHAPTER BOA OF THE MINNESOTA SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, OR OTHER WISE DISPOSED OF EXCEPT PURSUANT TO REGISTRATION, OR AN EXEMPTION THEREFROM.

FOR MISSISSIPPI RESIDENTS ONLY:

THESE SECURITIES ARE OFFERED PURSUANT TO A CERTIFICATE OR REGISTRATION ISSUED BY THE SECRETARY OF STATE OF MISSISSIPPI PURSUANT TO RULE 477. THE SECRETARY OF STATE DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF ANY SECURITIES, NOR DOES THE SECRETARY OF STATE PASS UPON THE TRUTH, MERITS, OR COMPLETENESS OF ANY OFFERING FILED WITH THE SECRETARY OF STATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR MISSOURI RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE MISSOURI UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO

ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR MONTANA RESIDENTS ONLY: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACT OF MONTANA, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEBRASKA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACT OF NEBRASKA, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEVADA RESIDENTS: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEVADA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR NEW HAMPSHIRE RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEW HAMPSHIRE UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED LOT OF THE INVESTOR'S NET WORTH.

FOR NEW JERSEY RESIDENTS ONLY:

THE ATTORNEY GENERAL OF THE STATE OF NEW JERSEY HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. THE FILING OF THE WITHIN OFFERING WITH THE BUREAU OF SECURITIES DOES NOT CONSTITUTE APPROVAL OF THE ISSUE OR THE SALE THEREOF BY THE BUREAU OF SECURITIES OR THE DEPARTMENT OF LAW AND PUBLIC SAFETY OF THE STATE OF NEW JERSEY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR NEW MEXICO RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES BUREAU OF THE NEW MEXICO DEPARTMENT OF REGULATION AND LICENSING, NOR HAS

THE SECURITIES BUREAU PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR NEW YORK RESIDENTS ONLY:

THESE SECURITIES RAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEW YORK FRAUDULENT PRACTICES ("MARTIN") ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE NEW YORK FRAUDULENT PRACTICES ("MARTIN") ACT, IF SUCH REGISTRATION IS REQUIRED. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING, NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN THE LIGHT OF THECIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR NORTH CAROLINA RESIDENTS: THESE SECURITIES ARE OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE NORTH CAROLINA SECURITIES ACT. THE NORTH CAROLINA SECURITIES ADMINISTRATOR NEITHER RECOMMENDS NOR ENDORSES THE PURCHASE OF ANY SECURITY, NOR HAS THE ADMINISTRATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH.

FOR NORTH DAKOTA RESIDENTS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES COMMISSIONER OF THE STATE OF NORTH DAKOTA, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR OHIO RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE OHIO SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR OKLAHOMA RESIDENTS ONLY:

THE SECURITIES REPRESENTED BY THIS MEMORANDUM HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1~33, AS AMENDED, OR THE OKLAHOMA SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND/OR THE OKLAHOMA SECURITIES ACT, OR AN OPINION SUCH REGISTRATION IS EXEMPT UNDER THE ACT.

FOR OREGON RESIDENTS ONLY:

THE SECURITIES OFFERED HAVE BEEN REGISTERED WITH THE CORPORATION COMMISSIONER OF THE STATE OF OREGON UNDER PROVISIONS OF OAR 815 DIVISION 36. THE INVESTOR IS ADVISED THAT THE COMMISSIONER HAS MADE ONLY A CURSORY REVIEW OF THE REGISTRATION STATEMENT AND HAS NOT REVIEWED THIS DOCUMENT SINCE THE DOCUMENT IS NOT REQUIRED TO BE FILED WITH THE COMMISSIONER. THE INVESTOR MUST RELY ON THE INVESTOR'S OWNEXAMINATION OF THE COMPANY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION ON THESE SECURITIES.

FOR PENNSYLVANIA RESIDENTS ONLY:

PURSUANT TO SECTION 207 (M) OF THE PENNSYLVANIA SECURITIES ACT OF 1972 (THE "1972 ACT"), EACH PENNSYLVANIA RESIDENT WHO ACCEPTS AN OFFER TO PURCHASE SECURITIES EXEMPTED FROM REGISTRATION UNDER SECTIONS 203(D), (F), (~) OR (R) OF THE 1972 ACT DIRECTLY FROM AN ISSUER OR AN AFFILIATE OF AN ISSUER SHALL HAVE THE RIGHT TO WITHDRAW HIS ACCEPTANCE WITHOUT INCURRING ANY LIABILITY TO THE SELLER, UNDERWRITER (IF ANY) OR ANY OTHER PERSON, WITHIN
TWO BUSINESS DAYS FROM THE DATE OF RECEIPT BY THE ISSUER OF HIS WRITTEN BINDING CONTRACT OF PURCHASE, OR IN THE CASE OF A TRANSACTION IN WHICH THERE IS NO WRITTEN BINDING CONTRACT OF PURCHASE, WITHIN TWO BUSINESS DAYS AFTER HE MAKES THE INITIAL PAYMENT FOR THE SECURITIES BEING OFFERED. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THE TEXT OF THE MEMORANDUM, INDICATING HIS OR HER INTENTION TO WITHDRAW. SUCH LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED SECOND BUSINESS DAY. IT IS PRUDENT TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME WHEN IT WAS MAILED. IF THE REQUEST IS MADE ORALLY (IN PERSON OR BY TELEPHONE, TO THE COMPANY AT THE NUMBER LISTED IN THE TEXT OF THE MEMORANDUM), A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED. NEITHER THE PENNSYLVANIA SECURITIES COMMISSION NOR ANY OTHER AGENCY HAS PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING, AND ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR RHODE ISLAND RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE BLUE SKY LAW OF RHODE ISLAND, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO

ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR SOUTH CAROLINA RESIDENTS ONLY:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR SOUTH DAKOTA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER CHAPTER 47-31 OF THE SOUTH DAKOTA SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. EACH SOUTH DAKOTA RESIDENT PURCHASING ONE OR MORE WHOLE OR FRACTIONAL UNITS MUST WARRANT THAT HE HAS EITHER (1) A MINIMUM NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) OF $30,000 AND A MINIMUM ANNUAL GROSS INCOME OF $30,000 OR (2) A MINIMUM NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) OF $75,000. ADDITIONALLY, EACH INVESTOR WHO IS NOT AN ACCREDITED INVESTOR OR WHO IS AN ACCREDITED INVESTOR SOLELY BY REASON OF HIS NET WORTH, INCOME OR AMOUNT OF INVESTMENT, SHALL NOT MAKE AN INVESTMENT IN THE PROGRAM IN EXCESS OF 20% OF HIS NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES).

FOR TENNESSEE RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE TENNESSEE SECURITIES ACT OF 1980, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR TEXAS RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE TEXAS SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THIS OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF

1933, AS AMENDED, OR THE SECURITIES ACT OF THE STATE OF TEXAS, IF SUCH REGISTRATION IS REQUIRED, OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THE INVESTMENT IS SUITABLE IF IT DOES NOT EXCEED 10% OF THE INVESTOR'S NET WORTH.

FOR UTAH RESIDENTS: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE UTAH UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR VERMONT RESIDENTS: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE VERMONT SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR VIRGINIA RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE VIRGINIA SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR WASHINGTON RESIDENTS ONLY:

THIS OFFERING HAS NOT BEEN REVIEWED OR APPROVED BY THE WASHINGTON SECURITIES ADMINISTRATOR, AND THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT (THE ACT") OF WASHINGTON CHAPTER 21.20 RCW AND MAY BE TRANSFERRED OR RESOLD BY RESIDENTS OF WASHINGTON ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE INVESTOR MUST RELY ON THE INVESTORS OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED, IN MAKING AN INVESTMENT DECISION ON THESE SECURITIES.

FOR WEST VIRGINIA RESIDENTS: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE WEST VIRGINIA UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO, ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR WISCONSIN RESIDENTS ONLY:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE WISCONSIN UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

FOR WYOMING RESIDENTS: THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE WYOMING UNIFORM SECURITIES ACT, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. WYOMING REQUIRES INVESTOR SUITABILITY STANDARDS OF A $250,000 NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS, AND AUTOMOBILES), AND AN INVESTMENT THAT DOES NOT EXCEED 20% OF THE INVESTOR'S NET WORTH.

4.0 OFFERING SUMMARY

BlackCommerce, LLC owns and operates BlackCommerce.com, a Crowdsourcing Marketplace Platform where employers, buyers, and businesses can source products and services from a network of Black professionals, freelancers and businesses. Launched in December 2016, BlackCommerce.com combines industry-leading cloud based applications with the freelancing, outsourcing and crowd sourcing marketplace for talent, services and products from the Black community.

We have completed the testing phase for the platform and it is fully operational. A number of Web Development companies have begun posting job offers and a number of Freelancers have taken notice. The next milestone for our company is making ourselves known and being adopted by Black Americans. The history of Blacks in America and the current state of the Black community is well documented. In our opinion BlackCommerce.com is uniquely positioned to become a central focus in Black American Business life, and become a profitable enterprise.

The Company anticipates that all or a large portion of the net proceeds from this placement will be used to launch its Market Adoption Program.

Digital Marketing

- Search Engine Optimization

- Search Engine Marketing
- Email Marketing
- Text Messaging
- Video Blogging
- Social Media
- Website

Events
- Trade Shows
- Talk Shows
- Press Releases
- Radio & Television
- 'Pop-Up' Shows
- Festivals
- Concerts

Strategic Partnerships
- Telecommunication Carriers
- Device Manufacturers
- Human Services Organizations
- Market Makers
- Brand Ambassadors
- Universities
- Faith Based Organizations
- Non-profits
- Organized Labor
- System Integrators

The Company is currently seeking $107,000 in funding through this offering. There can be no assurance, however, that the Company will achieve this objective and the Company may close on subscribed funds and begin using the proceeds received from investors at any time following the 21st day of the this Offering going live.

5.0 USE OF PROCEEDS

The amounts and timing of expenditures described in the table for each purpose may vary significantly depending on numerous factors, including, without limitation, the progress of purchases of real estate properties.

Estimated Application of Proceeds of This Offering

The following Table shows a summary of the use of proceeds generated through the sale of Units to Members of the Company. This represents a "best estimate" on how funds will be applied to the operations of the Company. There are no guarantees that this is truly how Company funds will be spent and depends highly on the opportunities received by the Company and the Manager's discretion.

Planned Proceeds	$107,000	$1000
Planned Expenditures		
BuyTheBlock Fees (4.5%)	$4,815	$45
KFM Promotions Fee	$5,000	$48
Market Adoption Program	$38,500	$359
Platform Operation	$38,500	$359
Working Capital	$20,185	$188
Total Planned Expenditures	$107,000	$1000

6.0 SUMMARY OF PRINCIPAL TERMS

The following is a summary of the principal terms of, and is qualified by reference to, the Subscription Agreement. These terms should be reviewed carefully. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Partnership Agreement.

THE COMPANY:

Blackcommerce LLC, a Michigan limited liability company (the "Company"), owns and operates BlackCommerce.com, a Crowdsourcing Marketplace Platform where employers, buyers, and businesses can source products and services from a network of Black professionals, freelancers and businesses.

Launched in December 2016, BlackCommerce.com combines industry-leading cloud based applications with the freelancing, outsourcing and crowd sourcing marketplace for talent, services and products from the Black community.

Manager:

Edward Merriman, serves as the Manager of the Company. The Manager's principal office is located at 615 Griswold

Suite 700, Detroit MI 48226. The Manager carries on the day-to-day operations of the Company and reviews and evaluates investments and manages and monitors investments made by the Company.

CAPITAL RAISE:

The Company is targeting a capital raise from this offering of $107,000. The Convertible Promissory Notes are being offered on a "best efforts" basis. As such, no minimum amount of subscriptions needs to be received before the Company may close on funds and begin using the proceeds received from investors.

MINIMUM INVESTMENT:

The minimum capital commitment of an Investor will be One Hundred Dollars ($100), although commitments of lesser amounts may be accepted at the discretion of the Manager.

UNIT SERIES OWNERSHIP:

The Manager is the sole Member of the Company and will own all the Preferred Units issued by the Company and therefore control voting of the Company.

USE OF PROCEEDS:

The Company intends to use the net proceeds of this Offering for a Market Adoption Program, for Platform Operation, and for any necessary working capital, in addition to fees for Promotion and Hosting of the Campaign.

UNITS: GENERAL TERMS

The Common Units are non-voting units and the Preferred Units are voting, except as required by law; provided that the Company may not take certain actions affecting the rights of the Preferred Members without the vote or consent of majority of the Preferred Units voting as a single class. The Common and Preferred Members have distribution rights as described below. See the “Distributions” section.

CLOSING:	This is a “best efforts” offering, and as such, no minimum subscription amount is required before the Company may close on the sales of Units.
DISTRIBUTIONS:	The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Members in accordance with the Michigan Limited Liability Company plan Act
ALLOCATION OF PROFITS AND LOSSES:	Income, expenses, gains, and losses of the Company will be allocated among the Unit holders consistent with the provisions of the Operating Agreement, as described in “Allocation” below.
OFFERING EXPENSES:	The Company will bear offering expenses, including, but not limited to, legal and financial advisory. See “Use of Proceeds.”
OTHER EXPENSES:	The Manager is responsible for all ordinary administrative and overhead expenses of the management of the Company, including compensation for employees, rent, utilities, furniture, fixtures, and other office equipment.

In addition to the Management Fee, the Company is responsible for all other costs and expenses of the Company, including legal, accounting, annual auditing, consulting, insurance, financing, taxes, and any other governmental fees.

INDEMNIFICATION:

The Company will indemnify the Manager and its respective personal representatives, heirs, successors, officers, directors, governors, partners, members, managers, shareholders, employees and affiliates, against claims, liabilities, costs and expenses, including legal fees, judgments and amounts paid in settlement, as incurred by them, by reason of their activities on behalf of the Company, other than for bad faith, gross negligence or willful malfeasance.

INVESTMENT RISKS:

An investment in the Company involves special risks, including the risk of loss of the entire value of an investor's investment. However, an investor is only liable for the amount committed by it to the Company under the Subscription Agreement. See "Certain Investment Risks" for a more detailed discussion of the risks involved with an investment in the Company.

TRANSFER OF INTERESTS:

A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

REPORTS AND MEETINGS:

The Manager will furnish to Unit holders: (i) annual financial statements of the Company; (ii) tax information regarding the Unit holder which will be necessary for the completion of tax returns; and (iii) periodic reports providing summary financial and other information on the Company.

7.0 RISK FACTORS

The following items represent risks to the investors and the Company. Each risk factor contains a potential solution:

Direct Competition - Upwork Inc. and Freelancer Limited

Risk Mitigation - Both of these companies offer freelancing, outsourcing, and crowdsourcing marketplace to hire freelancers and find freelance jobs online. Employers can post their projects and receive competitive bids from freelancers. They can stay updated with its real-time chat, 24/7 support, time tracker, and mobile apps.

While these companies focus on a generic market, BlackCommerce will build an online community of Black businesses that are supporting Black Freelancers with the purpose of transforming the Black economy. Furthmore, BlackCommerce provides an e-commerce component to it's platform to enable Black businesses to increase their revenue by selling products to the Black Consumer. As such, we feel that BlackCommerce is well positioned to mitigate the risk in this regard, and will profit by targeting the Black population which is becoming increasingly affluent and expected to grow to 74.5 million people by 2060.

Indirect Competition - Craigslist, Airbnb, Alibaba, Etsy.

Risk Mitigation - Craigslist is a classified advertisements website for jobs, personals, for sale and wanted items, services, résumés and discussion forums. It indirectly competes by connecting businesses with freelancers.

Airbnb is an online community marketplace for people to list, discover, and book accommodations around the world, and competes by connecting property owners with those seeking to rent short term accommodations.

Alibaba is a Chinese e-commerce company operating online marketplaces for both international and domestic China trade. Etsy is an e-commerce site and a smartphone application for buying and selling handmade and vintage items. Both compete by offering e-commerce solutions for independent businesses and entrepreneurs.

BlackCommerce seeks to mitigate these risks by focusing on Black entrepreneurs, businesses and consumers with the message of circulating dollars in the Black community and positively impacting the Black economy.

BlackCommerce is a relatively new company.

Risk Mitigation - You as an investor should perform a due diligence. By investing in BlackCommerce, you are making an educated decision that:

1. Market Networks as an industry class will enjoy the same or greater success than it's predecessor, the Social Networks.

2. The BlackCommerce business model successfully addresses the need for the Black community to spend money within the Black community, thereby increasing the wealth, prosperity and well being of the Black community as a whole.

3. Edward Merriman possesses the vision, the entrepreneurial expertise and the management expertise to grow BlackCommerce into a world class Market Network platform.

Market Penetration

Risk Mitigation - BlackCommerce Marketing Campaign

Marketing for BlackCommerce LLC will be done through a variety of channels including the internet, email marketing, video blogging, social media, press releases, trade shows and word of mouth. Internet efforts will be driven through a user-friendly website, which will feature SEO (Search Engine Optimization) that allows it to rank higher in popular search engines like Google and Yahoo. In addition to the website, plans also call for developing an extremely strong social media presence through Facebook and Twitter, the world's premier social media platforms with over 1.5 billion persons in their combined user community. Word of mouth will round out the marketing model and has the potential of providing the most marketing push as it will allow the organization to deliver an authentic, trusted marketing message.

Restrictions on Sales of Securities

Securities purchased in a crowdfunding transaction generally cannot be resold for a period of one year, unless the securities are transferred:

(1) to the issuer of the securities;

(2) to an "accredited investor";

(3) as part of an offering registered with the Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation is Speculative

The Valuation of any startup company is more of an art than a science. No one is saying the BlackCommerce is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. If you don't think that you can make that call? Then you should not invest.

Business Projections are Estimated

Business projections can only be estimated. There can be no assurance that BlackCommerce will meet these projections. There can be no assurance that the BlackCommerce and you will make money, if there is sufficient demand for product, if people think its a better option than the competition and if our services has been priced at a level that allows the BlackCommerce to make a profit and still attract business.

Other Competitors pursuing the Black American Market

There are many Black entrepreneurs who are seeking to market an online product or service to the Black community. There are a number of sites that operating in ecommerce, business networking and dating. These risks are mitigated by the fact that BlackCommerce.com provides a service that is not currently available to Black Americans as a group. BlackCommerce.com is unique in that is a Marketplace Platform for a particular population.

Provisional Patent Application to be filed

As stated in the Description of Business Section, the company will file a provisional patent application for its technology platform. There is no guarantee that this application will be approved. We intend to mitigate this risk by aggressively pursuing the application while launching an aggressive Market Adoption Program.

8.0 CONFLICTS OF INTEREST

Actual and potential conflicts of interest will exist from time to time between and among the Company and certain Members and the Manager. Potential conflicts may be, but are not limited to these listed.

Time and Resource Conflicts

In general, conflicts may arise in the allocation of the time which certain Management personnel are able to devote between operations of the Company and various other outside interests. The Manager will use its utmost good faith in allocating the Company resources between and among the active business operations of the Company in a manner which the Manager of the Company deems in the best interests of the Company and its Members. Such decisions may, from time to time, cause the Manager of the Company to favor the interests of one line of business over the interest of the Company.

Lack of Separate Legal Representation.

Counsel for the Company has not acted on behalf of the prospective investors or conducted a review or investigation on their behalf with respect to this Offering. Prospective Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

Manager May Act on Behalf of Others

The Manager, members of the Manager or their affiliates, acting in the same capacities for other investors, companies, partnerships or entities may compete with the Company.

Manager May be Involved in Similar Investments

The Manager, or its affiliates, may act as a manager or be a member or shareholder in other companies engaged in making similar investments to those contemplated to be made by the Company. To the extent its time is required on other business and ownership management activities it may not be available to be involved in the day to day monitoring of the Company's operations.

The Manager has numerous other business responsibilities and ownership interests which will demand some or most of its time during the life of the Company.

Manager May Have Interests in Similar Entities

The Manager and its affiliates, now own or may come to own an interest in an entity that may have similar interest as the Company such as other real estate related entities. To the extent its time or assets are required on other business and ownership management activities the Manager may not be involved in the day to day monitoring of the Company's operations.

Manager May Raise Capital for Others

The Manager, and its affiliates, who will raise investment funds for the Company, may act in the same capacity for other investors, companies, partnerships or entities that may compete with the Company.

Manager May Elect to Return Investment Funds

The Manager may elect to return any individual Subscriber's, or an individual Member's investment plus accumulated distributions, at any time for any reason at the Manager's election

9.0 FIDUCIARY RESPONSIBILITY OF THE MANAGER

The Manager is accountable to a limited liability company as a fiduciary and consequently must exercise good faith and integrity in handling the affairs of the limited liability company. This is a rapidly developing and changing area of the law and the Members who have questions concerning the duties of the Manager should consult with their counsel.

A Member has a right to expect that the Manager will do the following:

Duty of Care and the 'Business Judgment Rule'

Just as officers and directors of corporations owe a fiduciary to their Members, the Manager is required to perform its duties with the care, skill, diligence and prudence of like persons in like positions.

The Manager will be required to make decisions employing the diligence, care, and skill an ordinary prudent person would exercise in the management of their own affairs. The 'business judgment rule' should be the standard applied when determining what constitutes care, skill, diligence and prudence of like persons in like positions.

Duty of Disclosure

The Manager has an affirmative duty to disclose material facts to the Members. Information is considered material, if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision.

When Members are in a position to vote for a major event, the Manager must disclose to the Members the material information needed for them to give an informed consent to the suggested action.

The Manager must not make any untrue statements to the Members and must not omit disclosing any material facts to the Members.

Duty of Loyalty

The Manager has a duty to avoid undisclosed conflicts of interests. Before raising money from Members, the Manager must disclose any conflicts that may exist between the interests of the Manager and the interests of the Company or any of the individual Members.

The Manager is restricted from entering into contracts with the Company that advance the business interests of the Manager over the business interests of the entire Company or any of the individual Members.

Indemnification of Manager

The Operating Agreement of the Company provides an indemnification of the Manager. The Company is bound to indemnify and hold the Manager harmless for any acts done or omitted to be done, under the authority granted to the Manager, except in the case of willful misconduct, gross negligence, or fraud. This indemnification will provide the Members with a more limited right of action against the Manager than they would have if the indemnification were not in the Operating Agreement

10.0 Blackcommerce, LLC Business Plan

THE FOLLOWING NARRATIVE DESCRIBES THE PLAN FOR THE BUSINESS OF BLACKCOMMERCE, LLC BY THE MANAGER. HOWEVER IT SHOULD BE RECOGNIZED THAT THE MANAGER HAS DISCRETION WITH RESPECT TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF BLACKCOMMERCE, LLC. THE MANAGER MAY MODIFY THE FOLLOWING PLAN TO THE EXTENT THAT THE MANAGER BELIEVES THAT MODIFICATIONS OR ALTERATIONS ARE NECESSARY, IN THE BEST INTERESTS OF OF BLACKCOMMERCE, LLC, IN THE BEST INTEREST OF ITS MEMBERS, AND SUBJECT TO MEMBER APPROVAL REQUIREMENTS. ADDITIONALLY, UNLESS OTHERWISE INDICATED, ALL FIGURES AND PERCENTAGES HEREIN SET FORTH WITH REGARD TO COMPETITORS, MARKETS, MARKET SHARE, FINANCIAL PROJECTIONS, AND WITH REGARD TO INDUSTRY VOLUMES, NOT OTHERWISE SUPPORTED BY REFERENCE TO THIRD PARTY SOURCES, ARE AND SHOULD ONLY BE CONSTRUED AS EDUCATED ESTIMATES BY THE MANAGER, WHICH RESULT FROM THE INABILITY OF THE MANAGER TO OBTAIN SPECIFIC DATA. ACCORDINGLY, THE INVESTOR IS CAUTIONED TO REFRAIN FROM APPLYING ANY OTHER SIGNIFICANCE TO SUCH FIGURES AND PERCENTAGES EXCEPT AS OTHERWISE SPECIFICALLY INDICATED. **SEE, “RISK FACTORS.”**

In connection with, and because we desire to take advantage of, the "safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by Edward Merriman, or on our behalf. The Company disclaims any obligation to update forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of such statements.


blackcommerce
BUY. SELL. INSPIRE

Investor Business Plan

Contact Information
Mr. Edward Merriman
(313) 888-8801
615 Griswold #700
Detroit, Michigan 48226
em@blackcommerce.com
www.blackcommerce.com

CONFIDENTIALITY STATEMENT

This document (the "Business Plan") contains confidential information proprietary to BlackCommerce LLC, hereinafter referred to as the "Company" (the "Company"). This information and related conversations are submitted solely for the purpose of introducing selected parties to the Company's Business Plan. The

Company's disclosure of information contained herein and in related conversations does not constitute authorization for the recipient of the Business Plan to use the information, ideas, or concepts contained herein for any purpose other than the evaluation of the Company, or to disclose any information to any other parties. The Company retains ownership of this Business Plan, including any and all concepts and ideas described herein.

Each recipient of this document agrees to treat the information in a strictly confidential manner. The recipient may not disclose, directly or indirectly, or permit any agent or affiliate to disclose any information contained herein, or reproduce this document in whole or part without the prior written consent of the Company, unless otherwise required by applicable law.

Any party who accepts delivery of this Business Plan, or any other document(s) or verbal communication(s) of confidential information from the Company, agrees to be bound by the terms of this Confidentiality Statement, and further agrees to promptly return any such documents and materials to the Company upon request.

SECURITIES STATEMENT

This Business Plan does not constitute an offer to sell or the solicitation of an offer to buy any securities or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Business Plan nor any sale of the Company's securities shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that information contained herein is correct as of any time subsequent to its date.

DISCLAIMER STATEMENT

The market analysis and financial projections presented herein represent the Company's best judgment and reasonable assumptions of future events and circumstances; all other information contained herein has been obtained from sources deemed reliable. However, no warranty or representation, expressed or implied, is made as to the accuracy or completeness of any information contained herein, and same is submitted subject to errors and omissions, and no representations or warranties of future company performance or market trends are intended and such are expressly disclaimed.

MISSION STATEMENT

Transform the Black Economy through our Social Digital Marketplace built to source products and services from Black businesses & professionals. ***.*** *Buy.Sell.Inspire.*

TABLE OF CONTENTS

EXECUTIVE SUMMARY

Objective: BlackCommerce LLC (also referred to "BlackCommerce" or the "Company") is a crowdsourcing marketplace where employers, buyers, and businesses can source products and services from a network of Black professionals, freelancers and businesses. Founded in 2016, the Company is in the process of launching its platform. BlackCommerce is seeking investor financing to complete the development of the marketplace, finalize operational infrastructure, and to reach the targeted monthly traffic and post. The name "BlackCommerce" is a registered trademark; the company has also filed a provisional patent application for its technology.



Problem and Opportunity: Since the emergence of crowdsourcing service providers, the industry has experienced explosive growth. But the only untapped market in crowdsourcing service provider's industry is African Americans. Based on the facts below, the African American is currently the greatest untapped resource in the U.S.

- Black America makes up 13 percent of the U.S. population. However, just 7% of small business are owned by Black people.
- Black America represents $1.1 trillion in collective buying power by 2015, increasing to about $1.3 trillion by 2017.
- Within every category of socioeconomic deprivation, Black America represents 6 to 8 times their proportionate number of the general population.
- Black America is over-represented on this nation's welfare, poverty, homeless, drug addiction and crime rolls.
- The unemployment rate in Black America is nearly double the U.S. national rate.
- An exchanging value between consumers and producers is non-existent within Black America.

Solution: The founder, Mr. Edward Merriman, envisions Black America to build and operate its industries to capture and control technology rather than continuing to be its primary victim of downsizing. Through the podium of BlackCommerce LLC, the company has planned to provide the mechanism for Black America to pool and aggregate resources to produce, distribute, market and consume in a way that creates goods, services and wealth within Black America. To enter the market, BlackCommerce, LLC has developed its digital marketplace platform that brings consumers, producers, professionals, portals, and mobility in one place. The platform offers a crowdsourcing marketplace to hire freelancers and find freelance jobs online. Individuals and companies can post their jobs and receive competitive responses from freelancers/sellers/professionals through the marketplace. The marketplace allows vendors to market, sell and accept a digital payment for products.

The Company has planned to initially launch its platform with the commonly needed services in the areas of event planning, facilities maintenance, marketing, real estate development, professional services and more. The company will add more categories frequently to expand its market reach.

Market Size: The Company is entering the market at a time when the industry in which it operates is experiencing substantial growth. According to market research firm IBISWorld, the Crowdsourcing Service Providers Industry has seen an average annual growth rate of 45.5% over the last five years, positioning industry revenue to be around $1.2 billion in 2016. Growth has largely been the result of increasing in services conducting online and increasing in outsourcing business models. These trends are expected to continue over the next several years, as is the overall growth in the industry. The Crowdsourcing Service Providers industry is projected to see an average annual growth rate of 15.2% over the next five years, placing industry revenue at $2.4 billion in 2021.[1] These trends bode extremely well for organizations as BlackCommerce LLC, as they show the long-term potential that the market and industry in general hold.

Marketing and Distribution: To reach these goals, marketing for BlackCommerce LLC will be done through a variety of mediums with the Internet being the primary driver. The Company has already developed a user-friendly portal (www.blackcommerce.com) that serves as the platform for crowdsourcing services that are being offered. Moving forward plans call for the Company's website to be Search Engine Optimized (SEO) to give it more traction and traffic that will ultimately translate into increased revenues and profit margins. The Company will also have a social media presence via Facebook, Twitter, and other social media websites; having these social media partners will give the Company the opportunity to drive a strong word of mouth, authentic marketing message. Other marketing activities will include trade show appearances throughout the nation, which will give the Company the opportunity to make valuable impressions in this rapidly expanding industry.

Target Market: BlackCommerce will specifically target businesses and professionals in the African American community. As a crowdsourcing service provider platform, the target market of BlackCommerce LLC comprises of individuals and businesses/enterprises:

- **Looking to source/hire professional**
- **Looking to buy/sell physical products and bookable services**
- **Looking for projects/work under common interest tasks such as microtask, freelance task, expertise-based task, ideation task or software service task.**
- **Looking to connect with other business or individuals in a social nework service**

Competition and Competitive Advantages: BlackCommerce faces competition from several crowdsourcing service providers' platforms, with the most notable being Upwork Inc. and Freelancer Limited. Despite a highly-competitive field, BlackCommerce has a significant advantage over other crowdsourcing service provider platforms in the marketplace. These competitive advantages include:

- **Intellectual Property**: BlackCommerce LLC owns its logos, websites, pending copyrights, trademarks and provisional patents.
- **Cost Leadership Strategy**: The Company will offer its platform subscription at competitive prices compared to the competition within the crowdsourcing service provider industry.
- **Differentiation Strategy:** BlackCommerce will focus on attractive and user-friendly website interface with the easy registration process and deliver exceptional customer service.
- **Operational Effectiveness Strategy**: The Company will operate with as little overhead as possible to meet revenue goals while maintaining positive cash flow and efficient business operations.
- **Targeted Community of Interest**: BlackCommerce will focus its marketing efforts on the African American market for goods and services.

Management: Mr. Edward Merriman is the founder and Chief Executive Officer of BlackCommerce LLC. Edward has completed his Bachelors of Arts in Economics from the University of Michigan. He has a remarkable track record of more than 20 years in leading and managing corporate technology, and business operations in sales and marketing department at various enterprises. His work ethic and business acumen will be the key drivers that propel this venture towards a position of lasting success.

[1] "Crowdsourcing Service Providers in the US." IBISWorld. 2016. Obtained at www.ibisworld.com.

BlackCommerce LLC is registered in the state of Michigan and headquartered in Detroit. Ownership is held by Edward

Financial Overview: The pricing for BlackCommerce LLC's subscription will range from $10 to $25, enterprise sponsorship will range from $5K to $100K while service fees range from 6% to 8% based on project spending. Direct costs of revenue will range from 88% to 95% of gross revenue. The Company expects steady growth over the first five years of operation and projects the following revenue to be generated:

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$4,504,538	$28,551,040	$55,929,598	$89,040,587	$115,921,814

OBJECTIVE

The purpose of this plan is to provide investors with the information necessary to evaluate the scope and future growth of BlackCommerce LLC in the marketplace. In addition to serving as a roadmap for management, the plan will show that: 1) a significant market opportunity exists when analyzing the current market demands and competitive landscape; 2) the management team set in place is qualified to execute on a well-thought out operational, marketing and sales strategy, and 3) the correct capital structure will allow for a long-lasting, profitable business.

To achieve the Company's objectives, BlackCommerce LLC is seeking a seed investor, in the form of a sponsorship, for **$500,000** and **$3.5M** in year-3 for a 20% equity stake in the Company. The funding will be allocated in a variety of ways including staffing, operations, and marketing initiatives. The investment risk is minimal based on the management experience and industry growth rates. BlackCommerce LLC's financial model shows consistent growth for the brand over the next five years. By year five, plans call for the Company to achieve **$115M** (Dollars spending from users through BlackCommerce platform) in annual gross revenue with a net profit of **$3.7M** or approximately **3.22%.**

FINANCIAL OBJECTIVES

The following table and graphs illustrate the financial goals of BlackCommerce LLC during the next five years. The financials are explained in detail throughout the duration of the plan.

Financial Highlights ($1,000's)

	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	Y1	Y2	Y3	Y4	Y5
Revenue	0	0	0	0	0	0	56	148	443	768	1,290	1,799	4,505	28,551	55,930	89,041	115,922
Gross Margin	0	0	0	0	0	0	7	18	54	94	158	221	552	1,939	3,507	5,379	6,923
Operating Expenses	46	46	46	46	46	46	41	41	41	41	41	41	527	588	1,203	1,230	1,271
EBITDA	-45	-45	-45	-45	-45	-45	-33	-21	15	55	119	181	48	1,373	2,337	4,170	5,674
Net Profit	-46	-46	-46	-46	-46	-46	-35	-23	13	53	117	118	-36	891	1,520	2,738	3,730
Gross Margin/Revenue	0%	0%	0%	0%	0%	0%	12%	12%	12%	12%	12%	12%	12%	7%	6%	6%	6%
EBITDA/Revenue	0%	0%	0%	0%	0%	0%	-58%	-14%	3%	7%	9%	10%	1%	5%	4%	5%	5%
Net Profit/Revenue	0%	0%	0%	0%	0%	0%	-62%	-16%	3%	7%	9%	7%	-1%	3%	3%	3%	3%
Net Cash Flow	366	-45	-45	-45	-45	-45	11	59	274	340	577	628	2,032	1,704	7,052	5,457	5,941
Cash Balance - Ending	366	321	276	232	187	143	154	214	487	827	1,404	2,032	2,032	3,736	10,788	16,245	22,185

Projected Operating Highlights By Year ($1,000's)

$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
-$20,000
Year 1 Year 2 Year 3 Year 4 Year 5
Revenue Gross Margin EBITDA Net Profit

Projected Revenue By Year ($1,000's)

$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Year 1 Year 2 Year 3 Year 4 Year 5



Projected Cash Flow By Year ($1,000's)
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
Net Cash Flow
Cash Balance



Projected Net Income By Year ($1,000's)
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
Year 1
Year 2
Year 3
Year 4
Year 5

START-UP SUMMARY

The following tables and graphs detail the funding the business will need to bring the vision to reality. Start-up funding includes all the expenditures, both start-up assets and start-up expenses, incurred before the Company starts earning revenue. The working capital element of the asset table represents the balance of cash at the beginning of Month 1 of the financial projections.

SEED FUNDING

Use of Start-up Funding	
Expenses	
Legal Fees	$2,500
Grand Opening Advertising	$5,000
Marketing Firm	$30,000
Printing & Stationery	$2,000
Total Start-up Expenses	**$39,500**
Long-term Assets	
Furniture & Fixture	$2,500
Computer & Accessories	$8,000
Website Development	$80,000
Office Equipment	$6,000
Total Long-Term Assets	**$96,500**
Short-Term Assets	
Working Capital	$389,000
Total Short-Term Assets	**$389,000**
Total Expenses & Assets	
Total Start-up Expenses	$39,500
Total Start-up Assets	$485,500
Total Funding Requirements	**$525,000**

Total Start-up Funding	
Total Amount Being Requested	$500,000
Total Funds Already Received	$25,000
Total Funding	**$525,000**
New Start-up Funding Being Requested	
Seed Funding - Sponsorship Amount Being Requested	$500,000
Total Amount Being Requested	**$500,000**
Start-up Funding Already Received	
Owner Contribution	$25,000
Total Funding Already Received	**$25,000**
Start-up Capital and Liabilities	
Loss at Start-up (Start-up Expenses)	($39,500)
Total Funds Received & Requested	$525,000
Cash Balance on Starting Date	**$389,000**

As shown in the charts above, the total seed funding required, in the form of a sponsorship, is **$500K**. To date, the founder has invested **$25K** in personal funds to create the Company's brand. As depicted above, **$39.5K** will be used for start-up expenses; and **$96.5K** will be used to purchase long-term assets. The remaining balance of **$389K** will be used for working capital.

SERIES 'A' FUNDING

As shown in the chart below, BlackCommerce LLC is seeking Series "A" Funding in year-3, amounting to **$3.5M**. The funding will be utilized in developing custom Android/Apple app, enhanced invoicing tool, enhanced product configuration, APIs, and White Labeling. The major portion of the funding will be utilized in advertising, marketing, and promotion. While rest of the amount will be used for working capital.

TOTAL FUNDS REQUIRED

Funding Round			
	Seed Funding - Enterprise Sponsorship Year 1	Series "A" Funding Year 3	Total Funds
Funds Required	$500,000	$3,500,000	**$4,000,000**

BLACKCOMMERCE PLATFORM

BlackCommerce LLC provides a digital marketplace that will specifically cater to African American businesses, freelancers and professionals. Through the marketplace, businesses, professionals, and freelancers are hired by consumers or businesses to do work in areas such as software development, writing, data entry, design engineering, the sciences, sales and marketing, accounting, legal services and other miscellaneous categories.

The following is a list of the types of revenue streams:

Revenue Streams	Pricing	Description
Marketplace subscription	**A 6% to 8% service fees based on the project cost.** **Basic: Free** **Silver: $10 pm** **Gold: $15 pm** **Platinum: $25 pm**	**Marketplace subscription gives users and enterprises the options for subscription at various levels. The basic subscription is the default and free to all. Under the basic subscription, the Company will charge a maximum 8% of the service fees based on project cost from freelancer/seller.** **Paid subscription is designed to help users and enterprises to effectively market the services and products under the silver, gold and platinum packages. Service charges for subscriptions will be minimal as compared to basic plan.**
Advertising Space	Average pricing is $0.10 per unique visitor.	Advertising content (add banner) from multiple sources, such as Ad Delivery Networks (ADN) and direct ad sales will be placed on the website. Banner Ads will be visible to viewers at certain intervals at the top, bottom, and side box positions of the website. Ad revenue is expected to provide a significant source of income for BlackCommerce LLC.
Enterprise Sponsorship	**The annual package ranges from $5,000 to $100,000**	**Under enterprise sponsorship, the Company will offer various packages for enterprises, which include more privileged services, featured listing and advertising packages at discounted prices.**

WEBSITE FEATURES:

BlackCommerce has introduced an entirely new and user-friendly way where users (i.e. consumers, professionals and businesses seeking services under common interest categories) will interact with each other.

- ***User profile:*** **User can easily create profile**
- ***Portfolio Highlights*****: Allow users to upload all their visual and past work**
- ***Social Media Interaction*****: Allow users to connect their social links**
- ***Reviews*****: Listing of professionals based on reviews**
- ***Email notification:*** **Users will be notified through email whenever common interest (category) employer/buyer post the projects/requirements**
- ***Messaging:*** **Users can communicate with each other through live chat or inbuilt messaging system**

blackcommerce™
BUY. SELL. INSPIRE

Posting a job is free & easy. Start receiving quality candidates or prospective vendors in minutes.

POST A PROJECT OR BROWSE PROFILES

- ***Registration/Login:* Users can login through social media accounts such as Facebook, or Google+**
- ***User Dashboard:* Each user whether employer/buyer or employee/seller has their own admin dashboard to analyze the work status**
- ***Bidding Dashboard:* Bidding dashboard allow all users to post jobs and bids**
- ***Admin Features:* Through admin features, users can easily manage rates, location and other data**

PLATFORM SNAPSHOTS


blackcommerce
BUY. SELL. INSPIRE
HOME
LOOKING FOR PROJECTS
LOOKING TO SOURCE
ABOUT
SUPPORT
CONTACT
Login
Sign Up


Unleashing the Black Service Economy.
BlackCommerce is the largest crowdsourcing community built specifically to source Black businesses & professionals.
Looking To Source or Hire
Learn More
Looking For Projects or Jobs
Learn More

Looking To Source?


HOW IT WORKS
Start accomplishing your goals now. Get amazing results fast from talented professionals and remarkable companies. Post your project or job opportunities now or browse through verified profiles & portfolios.
FIND THE TALENT YOU NEED
Direct access to freelancers, professionals and companies. Plus, post what you need done for free!
QUALITY PROVIDERS
Browse profiles that include resumes, reviews, examples of work & more.

Looking For Projects?


HOW IT WORKS
Getting projects and jobs within the Black Community has never been easier.
SEARCH FOR PROJECTS
Browse thousands of available projects and apply for the ones that work best for you.
GET PAID
You set your own rate by hour or project and are paid through our secure online system.
GROW YOUR BUSINESS
Add your resume, collect reviews and grow your online business, giving you the freedom you want.

MARKET ANALYSIS SUMMARY: CROWDSOURCING SERVICE PROVIDERS

Key Statistics Snapshot

Revenue	Annual Growth 11-16	Annual Growth 16-21
$1.2bn	45.5%	15.2%
Profit	**Wages**	**Businesses**
$98.6m	$429.1m	921


Products and services segmentation (2016)
15%
Ideation tasks
37%
Expertise-based tasks
16%
Software service tasks
16%
Microtasks
16%
Freelance tasks
Total $1.2bn
SOURCE: WWW.IBISWORLD.COM

According to IBISWorld, this industry provides access to temporary employees through an online network. These employees typically complete work through the internet, working on a project-by-project basis. Industry customers crowdsource labor when it is too costly to employ full-time or part-time workers to complete the projects.

Current Performance

The Crowdsourcing Service Providers industry is composed of companies that operate crowdsourcing platforms. Industry operators provide access to temporary employees, typically through an online network. These employees work on a project-by-project basis, either online or in person. Unlike traditional outsourcing companies, industry operators do not directly employ crowdsourced workers. Instead, industry operators simply provide a platform for businesses and workers to communicate and collaborate on projects. In general, crowdsourcing service providers intend to provide businesses with easier access to individuals with skills that their other employees may lack, making it easier to tackle business problems without hiring a full employee. Crowdsourcing companies generate revenue by taking a percentage of fees that businesses pay for crowdsourced projects.

Since its emergence, the industry has experienced explosive growth, a trend that has continued over the past five years despite the recession. The growing prevalence of online services has driven industry growth, because workers can more easily complete tasks from remote locations. Indeed, the number of mobile internet connections increased at an annualized rate of 14.6% over the past five years, while the percentage of services conducted online increased 3.5% during the period. These growth figures have stabilized and decelerated from extraordinarily high rates over the past five years, which has shaped the industry's growth trend over the five years to 2016. Crowdsourcing service operators are still experiencing sizeable growth, but as the industry has matured and online service growth has slowed, so has revenue expansion. The industry began the period with incredible 57.1% growth in 2012. High revenue growth and profit margins have enticed massive amounts of new industry entrants. Some new companies staked a claim in previously untapped service markets, like crowdsourced translation. As the period has gone on, the growing number of companies has intensifying competition and previously uncharted service segments, such as translation, have matured and even begun to saturate, even as businesses increasingly accept crowdsourcing as a viable means of temporary hiring. As a result, revenue growth has slowed and IBISWorld anticipates industry revenue to grow at an annualized rate of 45.5% to $1.2 billion over the five years to 2016. Revenue is expected to increase 34.9% in 2016 as the industry matures and growth moderates. These growth trends bode extremely well for BlackCommerce LLC as it establishes its brand in the marketplace.[2]

Future Growth

The Crowdsourcing Service Providers industry is projected to continue to expand over the five years to 2021, albeit at a slower rate than the previous five years. Crowdsourcing platforms will mature, resulting in more stable and slower growth. Similar to the previous five years, the growing prevalence of internet technology and online services will drive demand for crowdsourced services, such as software development, market research and product design. Mobile devices, such as smartphones and tablets, will further eliminate geographic barriers, allowing businesses to crowdsource services to specialists across the world. Non-permanent workforce such as freelancers have grown from 17 to 36 percent of the U.S. work force over the past 25 years and are expected to comprise 43 percent of the work force by 2020. Additionally, as businesses increasingly accept crowdsourcing as a viable alternative to workforce expansion, demand will rise. Nevertheless, the industry will face rising internal competition due to a surge of new entrants during the previous five years. Many of these companies offer similar

"The Crowdsourcing Service Providers industry is expected to grow at an average annual rate of 15.2% over the next five years, placing industry

[2] Ibid.

services, and industry operators will have to compete to attract consistent demand in the coming years. As competition intensifies, revenue growth is projected to gradually slow down. Therefore, in the five years to 2021, IBISWorld forecasts that industry revenue will increase at an annualized rate of 15.2% to $2.4 billion.

MARKET SIZE

Industry operators generate revenue through charging fees to downstream businesses. Crowdsourcing.org estimates that 76.0% of crowdsourcing service providers charge for each transaction made, while 16.0% of service providers charge based on time spent by workers and 8.0% charge by performance results. Crowdsourcing service providers primarily require sufficient server capacity to provide services. As a result, companies face relatively low operating costs aside from wages. However, as crowdsourcing service providers scale their business, wages' share of revenue steadily declines. Although wage costs are expected to increase at an annualized rate of 41.8% to $429.1 million in the five years to 2016, IBISWorld estimates that wage costs have fallen from 42.1% of revenue in 2011 to 37.0% in 2016.

Falling wage costs have provided a boost to profit margins, with profit increasing from 7.2% of revenue in 2011 to 8.5% in 2016. Rising profitability and rapid demand growth have attracted a number of new entrants. Venture capital funding has also been abundant for industry operators. According to research from Massolution, venture capital companies invested $280.0 million into crowdsourcing service providers in 2011 and have continued to invest over the past five years. Consequently, the number of enterprises is expected to grow an annualized of 34.5% to 921 over the five years to 2016.[3]

MARKET SEGMENTATION

Start-ups


Major market segmentation (2016)
6%
Retail distribution
6%
Other
8%
Financial services
29%
Internet services
13%
Manufacturing
20%
Media and entertainment
18%
Technology
Total $1.2bn
SOURCE: WWW.IBISWORLD.COM

Start-up companies, defined as companies with less than $10.0 million in annual revenue, are expected to account for the majority of industry revenue in 2016. Companies in this segment lack the funding to hire large full-time staffs, and crowdsourcing provides a medium for these companies to obtain lower cost labor. According to Massolution, a research company focused on crowdsourcing, start-ups primarily use freelance crowdsourcing services. Additionally, start-ups use crowdsourcing services that provide software solutions and knowledge distribution. The cost effectiveness of crowdsourcing versus hiring full-time employees makes the industry's offerings very attractive to start-up companies, and this is a

3 Ibid.

trend that is expected to continue moving forward. In 2016, IBISWorld estimates that start-ups account for about 39.0% of industry revenue.

Small and medium enterprises

Small and medium enterprises (SMEs) are expected to account for 30.0% of industry revenue, with small enterprises accounting for 13.0% and medium enterprises for 17.0%. Companies in this segment generate annual revenue between $10.0 million and $1.0 billion. Small enterprises typically require more distributed knowledge than medium-size enterprises and, conversely, medium enterprises use more open innovation solution services. As companies grow, their need for freelance (or on demand) crowdsourcing work diminishes, as they typically hire full-time staff to take on tasks. However, SMEs value open innovation and distributed knowledge, as they are lower cost forms of research and development. Since crowdsourcing services help businesses lower administrative costs, such as healthcare and insurance expenditures on workers, SMEs are expected to increasingly use crowdsourcing services as the market develops.

Large enterprises

Companies that generate more than $1.0 billion in annual revenue make up the smallest share of industry revenue, at an estimated 21.0% in 2016. While large enterprises may use crowdsourcing services for software solutions and knowledge acquisition, the most valuable industry service to large enterprises is open innovation. As companies grow, their administrative processes and systems may become less efficient. Crowdsourcing service providers can help large enterprises analyze complex problems or ideas with fresh eyes, and these services can be extremely valuable to large enterprises. By aiding in the research and development process, large enterprises can benefit greatly with minimal cost. IBISWorld expects large enterprises to continue focusing on open innovation services moving forward.

Industries served

According to Crowdsourcing.org, a crowdsourcing association, the Crowdsourcing Service Providers industry serves a variety of industries. Internet services and media companies account for the largest share of industry demand, at 29.0% and 20.0% respectively. The variety of services that industry companies offer diversifies the markets in which industry participants operate. Additionally, each client's needs differ depending on their respective industry and markets. For example, a travel and hospitality company may use crowdsourcing services to analyze reviews and to develop guides to areas, and a graphic designer may use crowdsourcing to help develop ideas and concepts. Moving forward, IBISWorld expects the Crowdsourcing Service Providers industry to continue diversifying its client base as product and service awareness increases.

TARGET MARKET

The target market segment comprises of buyers and sellers looking to source products and services from the network of African American professionals, freelancers and businesses.

Community Demographics

[4]In 2015, US Census Bureau estimated 46,282,080 African Americans in the United States meaning that 14.3% of the total American population of 321.4 Million is Black. This includes those who identify as

[4] http://blackdemographics.com/economics/black-owned-businesses/

‘Black Only’ and as ‘Black in combination with another race’. The ‘Black Only’ category by itself totaled 42.6 million African Americans or 13.3% of the total population.

Black-owned businesses in the United States increased 34.5% between 2007 and 2012 totaling 2.6 million Black firms. More than 95% of these businesses are mostly sole proprietorship or partnerships which have no paid employees. About 4 in 10 black-owned businesses (1.1 Million) in 2012 operated in the health care, social assistance; and other services such as repair, maintenance, personal and laundry services sectors.

Administrative Support, waste management, and remediation services made up 11% of Black-owned firms totaling 294,977. Professional, scientific, and technical services was the fourth largest industry making up 8% of Black firms.

Among cities, New York City had the most black-owned businesses, with 250,890 (9.7 percent of all the nation’s black-owned businesses), followed by Atlanta. Among the nation’s 50 most populous cities, black or African American-owned firms as a percentage of all firms was highest in Detroit and Memphis, Tenn., in 2012 (77.0 percent and 56.2 percent, respectively).

Among counties, Cook, Ill. (Chicago), had the most black-owned businesses, with 110,155 accounting for 4.3 percent of all the nation’s black-owned businesses.

MARKET NEEDS

The current landscape is filled with businesses that do not provide a system to help African American businesses unlock growth opportunities. With the increase in level and capacity of African American, BlackCommerce LLC expects to:

- Help educate African American freelancers and businesses to support each other economic success, and
- Increase the capacity of African American and businesses to respond to new demand opportunities

BRANDING AND MARKETING

BlackCommerce LLC recognizes that maintaining a well-regarded brand is essential for propagating a strong standing in the Crowdsource Service Providers Industry. To raise brand awareness among its intended audiences, the Company will emphasize a logo and company colors on all marketing materials. The Company’s branding, values, and mission will aid in fueling word-of-mouth buzz and building a loyal customer following.

By upholding a positive corporate image in addition to providing its top-quality Crowdsource Service Providers platform, BlackCommerce LLC will increase its market share, stand out among its competitors, and become a dominant player in the market. The Company will also fervently track any direct or indirect competition in the marketplace to ensure it stays on top of cutting-edge industry trends and opportunities. Moving forward, BlackCommerce LLC will strive to meet the following objectives as it accomplishes specific keys to success:

OBJECTIVES

- Become a recognized market leader in Black Community in the Crowdsourcing Service Providers and Online Marketplace Industry
- Remain flexible in product offerings
- Remain attuned to the marketplace and integrate products into the business mix that meet the needs of the targeted audience

KEYS TO SUCCESS[5]

- **Ability to vary services to suit different needs:** The variety of industries that call upon crowdsourcing service providers requires operators to be flexible in their operations. By developing a network of participants, industry operators can ensure clients receive the knowledge and work they require.
- **Having contacts within key markets:** The rapid growth of the industry has encouraged rapid entry. Operators that can develop high-level contacts within industries can gain a competitive advantage if the potential for crowdsourcing arises.
- **Well-developed internal processes:** Crowdsourcing can serve a variety of functions, and industry operators must have well-developed internal processes to ensure an appropriate knowledge base is directed to an appropriate industry request.
- **Having a diverse range of clients:** Operators that have a diverse range of clients can generate more diverse revenue streams. Having a diverse range of clients ensures that operators can capitalize on the varying needs of clients.

COMPETITIVE ANALYSIS

BlackCommerce LLC is keenly aware that it must consistently analyze the local competitive landscape to accelerate its position in the marketplace. As the Company builds its position and competitive advantages, it will continue to execute a marketing plan that highlights the benefits of its services. Any business that operates with a similar model serves as a direct or indirect competitor. The identified competitors are described below:

	Upwork Inc.	Freelancer Limited
Year Founded	2005	May 2009 Went Public on November 2015
Owner/CEO	Stephane Kasriel	Matt Barrie
Headquarters	Mountain View California, US	Level 20, World Square 680 George Street Sydney, New South Wales Australia 2000
Website	www.upwork.com	www.freelancer.com
Annual Sales	$136.8 billion (2016)	$38.6 million (2015)
Entity Type	Inc.	Public Company
Services	Both companies offer freelancing, outsourcing, and crowdsourcing marketplace to hire freelancers and find freelance jobs online. Employers can post their projects and receive competitive bids from freelancers. They can stay updated with its real-time chat, 24/7 support, time tracker, and mobile apps.	

[5] "Crowdsourcing Service Providers in the US," IBISWorld.

Pricing	❼ 20% for the first $500 ❼ 10% for total billings with a client between $500.01 and $10,000 ❼ 5% for total billings with a client that exceed $10,000	Membership Packages: ❼ Intro $0.99 per month (PM) (18 bids PM) ❼ Basic $4.95 PM (50 bids PM) ❼ Plus: $9.95 PM (100 bids PM) ❼ Professional: 1-month free trial (300 bids PM) ❼ Premier: $59.95 PM (1,500 bids PM)

INDIRECT COMPETITORS:

- Craigslist: Craigslist is a classified advertisements website for jobs, personals, for sale and wanted items, services, résumés and discussion forums.
- Airbnb: An online community marketplace for people to list, discover, and book accommodations around the world.
- Alibaba: Alibaba is a Chinese e-commerce company operating online marketplaces for both international and domestic China trade.
- Etsy: Etsy is an e-commerce site and a smartphone application for buying and selling handmade and vintage items.

MAJOR INDUSTRY PLAYERS[6]

Company	Market Share	Description
Upwork	11.8%	In December 2013, oDesk and the second-largest US-based online workplace, Elance, announced a merger agreement. The deal closed in the first quarter of 2014, creating the largest operator in the industry. The company subsequently rebranded to Upwork and has continued to operate under that name. The new entity will have a combined global community of more than 8.0 million freelancers and 2.0 million businesses in more than 180 countries, with an estimated $1.0 billion in billings in 2015. The strategic benefits of the merger include collaborative investments in technology, better matched freelancers for businesses and accelerated growth and scale. The combined company served its customers on separate online platforms, using the older website addresses of Elance and oDesk, until 2015, when the company unveiled Upwork's own platform On Upwork, businesses post jobs, invite freelancers to apply and review proposals. After narrowing down their choices, clients can browse finalists' profiles to see their portfolios, work histories, skill tests passed, job feedback, ratings and more. Clients can manage and collaborate with freelancers online in their shared Workroom. Within Workroom, clients can set milestones, view work in progress and video conference with freelancers. Since the merger, the two companies have been consolidating technology and improving matching algorithms and collaboration tools. The company employs more than 300 people and more than 9.0 million freelancers, with nearly 4.0 million businesses on the company's platform. In November 2014, the company raised an additional $30.0 million in capital from Benchmark Capital. Over the next five years, IBISWorld anticipates the merged company will continue to lead the industry; the merger will likely spur continued acquisition activity as competitors attempt to keep pace with Upwork. Upwork is a privately held company with limited financial information. IBISWorld estimates that the combined company's revenue has grown at an annualized rate of 31.3% to $136.8 million in the five years to 2016.

[6] Ibid.

Lionbridge Technologies	4.7%	Headquartered in Waltham, MA, Lionbridge provides a variety of services to more than 800 corporations, government agencies and other organizations to help clients increase their market share, speed adoption of products and engage local customers worldwide. The company's services include translation, online marketing, global content management and application testing solutions, which assist with global brand consistency, local relevancy and technical usability. Lionbridge uses a network of more than 100,000 professional cloud workers to enable clients to successfully market, sell and support their products and services in global markets. Lionbridge has increased its ECS practice through organic growth, as well as acquisitions. In 2012, the company extended more crowdsourcing services to customers, including in-country testing for mobile devices and crowd-based translations for user-generated content, to complement Lionbridge's existing crowdsourcing offerings for translation, interpretation and multilingual search relevance rating. Later that year, the company integrated a task management platform through its acquisition of Virtual Solutions, a provider of crowd based data entry solutions to state and local governments. In 2014, the company acquired GLS Communications, which led to estimated 19.0% growth during the year. Overall, the company is expected to have industry-relevant revenue of $54.4 million in 2016.
CrowdFlower Inc.	1.7%	Headquartered in San Francisco, CrowdFlower is a leading crowdsourcing service provider in micro tasking, with more than 1.0 billion tasks completed by 5.0 million contributors to date. The company specializes in distributing small, discrete tasks to many online contributors in an assembly line fashion. Clients can use CrowdFlower's platform to create their own micro tasking jobs with task design tools ranging in difficulty from a basic developer level to an advanced enterprise level. Pricing is dependent on the client's level. In addition, CrowdFlower's platform has automated quality control, which tracks contributor responses and answer distributions to assign completed work a confidence score, as well as contributor targeting tools. The company also offers managed service in which a team of experienced professionals tailors a crowdsourcing solution for a client's project. Account strategists update the client on the progress of the project's workflow, review the status of results, interpret findings and conduct regular business reviews. Pricing is dependent on the individual project and client's budget. Through CrowdFlower's platform and managed service, IBISWorld estimates the company will generate $19.3 million in 2016, equating to a 1.7% market share.

COMPETITIVE ADVANTAGES

The following is a listing of the primary competitive advantages of the Company upon entering the market.

- Customer service
- Ease of Use: User interface consistent with consumer web
- Niche market
- Convenience of service and 24/7 availability
- Device Agnostic: Available on web, tablet and mobile
- Vertical market and social media integration
- Secure compliant scalable host environment

BARRIERS TO ENTRY

Barriers to entry into the Crowdsourcing Service Providers industry are low. Due to the ubiquitous nature of the internet, which is the primary platform for crowdsourcing services, there are minimal capital requirements needed to establish new crowdsourcing platforms. As with any e-business, there are still some necessary startup requirements. Providers must first register a domain name for their service, design the company website, ensure the company's compliance with laws and regulations applicable to all online startups, file appropriate small business licensing and tax requirements and, depending on the scope of the crowdsourcing service, invest in company servers and IT solutions.

Barriers to Entry checklist	
Competition	Low
Concentration	Low
Life Cycle Stage	Growth
Capital Intensity	Low
Technology Change	Medium
Regulation & Policy	None
Industry Assistance	Medium

SOURCE: WWW.IBISWORLD.COM

Crowdsourcing service providers seek services, ideas and in the case of crowdfunding organizations, investment funds directly from willing participants. Providers do so without the assistance of consultants or major financial institutions. This allows many independent providers with small amounts of liquid capital to enter the industry freely. The ease of entry and subsequently high level of industry competition suggests that the Crowdsourcing Service Producers industry, a product of a rapidly evolving e-commerce climate, is in a major growth stage. Following a steady influx of industry participants, total funds raised among crowdsourcing service providers grew 63.0% annually in the three years to 2012, according to Crowdsourcing.org.

Though it is currently operating without any significant government oversight, federal regulation of the Crowdsourcing Service Providers industry is likely. The growing popularity of crowdsourcing activity has caught the attention of the federal government, and increasing regulations will be a primary barrier to entry moving forward. General open-end investment funds (IBISWorld Report 52591), which sell shares of funds to the public in the form of initial public offerings, operate under the laws set forth in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Company Act of 1940. Still a novel business model, crowdsourcing service providers operate outside the realm of open-end investment funds and major financial institutions and therefore are not within the scope of the Securities and Exchange Commission's oversight. In 2012, the federal government attempted to rectify this legal gray area by signing into law the Jumpstart Our Business Startups Act of 2012. Under Title III of the JOBS Act, crowdfunding initiatives for small businesses are explicitly defined and investors in crowdfunding projects are given similar protection from fraud as traditional investors. The act applies strictly to investors of crowdfunded businesses and does not establish the same protections for individuals who provide services, ideas or material through crowdsourcing. Title III of the JOBS Act is still pending, thus regulation of the industry remains very low.[7]

SWOT ANALYSIS

The following is a listing of the key strengths and weaknesses of BlackCommerce LLC, as well as the opportunities and threats that exist within the marketplace.

Strengths	Weaknesses
● Knowledge of the owner ● Qualified team ● Customer service commitment ● Niche market ● Aggressive marketing campaign ● Vertical market and social media integration ● User-friendly website and other device interface	● Company needs funding and working capital for a successful launch ● As a new business, the Company must build its credibility ● Limited target market: Target market is limited to black community ● Competitors are industry major players.

[7] Ibid.

● Potential multiple revenue stream	
Opportunities	**Threats**
● Increasing popularity of the industry ● Growth among demographic segments ● Increase in African American population	● Instability of the US economy leads to unpredictable market activity ● Larger companies that have more resources and the ability to reach deeper into the market ● Vulnerabilities & hacker's threats

RISK ANALYSIS:

Risk Analysis: The risks involved with BlackCommerce LLC will be minimal. The business operates with little overhead; a vital factor that bodes well for long-term sustainability and the creation of a durable business model. However, relatively low barriers to entry have fostered a competitive landscape with a vast range of available services. In order to face the risks as a new business in the marketplace, the Company must implement a highly effective marketing campaign, build industry connections and communicate its value to potential customers while focusing on how it uniquely fills a market need. With that being said, the Company stands as a viable business opportunity that has the potential to deliver significant returns to any investor or lending institution.

MARKETING CAMPAIGN

Marketing for BlackCommerce LLC will be done through a variety of channels including the internet, email marketing, video blogging, social media, press releases, trade shows and word of mouth. Internet efforts will be driven through a user-friendly website, which will feature SEO (Search Engine Optimization) that allows it to rank higher in popular search engines like Google and Yahoo. In addition to the website, plans also call for developing an extremely strong social media presence through Facebook and Twitter, the world's premier social media platforms with over 1.5 billion persons in their combined user community. Word of mouth will round out the marketing model and has the potential of providing the most marketing push as it will allow the organization to deliver an authentic, trusted marketing message.

NETWORKING:

Networking will be a low-cost means for BlackCommerce LLC to generate partnerships and growth while bolstering personal commitments to the Company. Opportunities will be created by establishing networks of compatible startup & SME (small & medium-sized) companies, business people, and educational institution.

EMAIL MARKETING:

The Company will use email marketing to engage customers, increase sales and promote online service. Properly executed with the right strategies, email marketing will be a cost effective method to retain and enroll new customers.

YOUTUBE AND VIDEO BLOGGING:

YouTube and video blogging will be used by the Company to drive sales by posting relevant and informative videos on YouTube or video blogs. A YouTube channel will be created and optimized through the benefits of SEO, which will accelerate the process of reaching targeted customers. YouTube pay-per-click is also currently very cost effective as the majority of the market has not yet taken advantage of this marketing channel. This method has been known to bring enormous attention and short-term sales to other companies.

SOCIAL MEDIA:

The Company will manage its brand on social media sites, such as Facebook and Twitter. Social media has the potential to reach millions of potential customers. According to Hubspot, 92% of all marketers indicated that their social media efforts have generated more exposure for their businesses, while 80% of marketers indicated that their social media efforts increased traffic[8]. With these types of statistics, the benefits of social media marketing can no longer be ignored.

Following are the advantages of using social media platform to BlackCommerce LLC are:

- Increase brand awareness
- More inbound traffic
- Improved search engine ranking
- Higher conversion rate
- Improved brand loyalty
- Cost effective

PRESS RELEASES:

Press releases will alert relevant media channels of the Company's offerings, business updates, and other newsworthy items. Media coverage will increase the Company's credibility and recognition among the public and key industry decision makers.

TRADE SHOWS:

Through trade shows and conventions, BlackCommerce LLC will generate integrity and connections within the Crowdsourcing Service Providers industry. Trade Shows will allow the Company to showcase its latest products and services as well as study the activities of its rivals and learn about recent market trends and opportunities. Through the attendance of conventions and trade shows, BlackCommerce LLC will remain knowledgeable about modern advancements and issues of concern in the market.

WEBSITE:

A well-optimized website with proper site structure, page layout, and clear and easy navigation, along with targeted keywords embedded throughout the site has been constructed and will ensure proper search engine placement and saturation. The Company's website www.blackcommerce.com is an important marketing asset. Along with SEO, the website is easily navigable, highly informative and will serve as a platform to generate new business.

---

[8] http://blog.hubspot.com/marketing/social-media-roi-stats

SEARCH ENGINE OPTIMIZATION (SEO):

SEO is considered by most online marketers to be the cornerstone of any successful search engine marketing campaign. Websites that appear on the first page of Google are considered trusted authoritative sites. SEO is a long-term strategy and has the potential to be the most lucrative marketing channel for most businesses. This form of marketing uses unpaid tactics to improve a site's search engine results ranking. Search engine optimization is broken up into the following main areas: onsite optimization, offsite optimization, and local SEO.

- **Onsite optimization** is the process of making the website search engine friendly by placing relevant keywords throughout the website, using internal linking, optimizing Meta Tags and adding additional content in order to rank for more search terms that potentially would bring in more customers from the target market.
- **Offsite optimization** involves SEO work that does not occur on the company's website. This includes article marketing, natural white hat link building, guest posts, press releases, posting and interacting in forums, answer websites and more. The goal here is to link to the company's website from others websites in order to drive more traffic.
- **Local SEO** is the process of creating company profiles on local directories such as Google My Business, Yahoo Local, Bing Local, Yelp, Yellow Pages, Insider Pages, Merchant Circle and more. There is a specific process that is followed in order for the company to show up in local search results that are a very powerful method of getting customers to call the company or visit the website.

SEARCH ENGINE MARKETING (SEM):

Paid search advertising (pay-per-click) is highly measurable and is an instant way to drive traffic. Search Engine Marketing includes pay-per-click advertising with text ads and image ads in search engine results and on relevant websites. This is a fast way to gather data about the target market to help with the implementation of SEO.

GOOGLE ADWORDS:

AdWords, through Google, offers pay-per-click (PPC) advertising, cost-per-thousand (CPM) advertising site-targeted advertising for text, banner and rich-media ads. AdWords is the most popular as well as the most expensive. AdWords is extremely competitive, but can still be effective. There are many tools that help to run a targeted ad campaign. You can also run YouTube pay-per-click ads through AdWords that can cost a fraction of the amount required to compete with text ads.

BING ADS:

Bing has its own pay-per-click network. There is a smaller percentage of the market using Bing as a search engine, but the cost of pay-per-click advertising is much lower and is an excellent option for companies that offer services or products nationwide or even worldwide. Bing Ads has partnered with Yahoo, so that pay-per-click ads can show up in both search engines.

FACEBOOK ADS:

Facebook has their pay-per-click network that is also cost effective and can be targeted to the company's demographic. Many different industries are having a lot of success with Facebook Ads.

AFFILIATE MARKETING:

Affiliate marketing is where individuals or teams or people will sell the company's product or service online for a commission. The affiliate marketer will get paid for each lead they provide to the company or by the sale. There are many affiliate networks where a company can list their business as an advertiser where publishers or affiliate marketers can view opportunities to sell the service or product of the company.

INTERNET MARKETING STRATEGY CONSULTATION:

The online and digital marketplaces move at a faster pace than other markets or areas of advertising. So, to combat any changes the Company will request, an internet marketing strategy from an internet marketing professional. The strategy includes information about competitors and the steps recommended to that specific company in order to start getting traffic, leads and sales to the company's website.

EXIT STRATEGY

After careful consideration, the Company has developed the following scenarios for the investors and management to recover their investments.

SCENARIO ONE: BUYOUT

BlackCommerce LLC, experiences growth and sees an opportunity to expand its brand into additional markets as a successful income-generating operation. Additional markets open the door for additional product offerings and revenue streams. Due to its substantial market growth and industry recognition, major competing brands begin to take notice of the Company. These businesses approach BlackCommerce LLC with attractive buyout offers; then the Company negotiates and sells to the best deal.

SCENARIO TWO: MERGER

BlackCommerce LLC merges with another company to expand its market reach and development capabilities. Potential merger partners include companies that can offer a more diversified market reach or provide expanded resources for research and development. BlackCommerce LLC's management would maintain majority control of the Company and combine its operational and sales efforts with its merger partner.

SCENARIO THREE: IPO

The Company sells its interest in through the sale of stocks on the open market. Going public is an arduous and challenging journey for a Company but, if achieved, is highly rewarding. As a public company or IPO, BlackCommerce LLC will enjoy increased exposure and prestige, helping it to attract and retain the most talented executives and employees. BlackCommerce LLC's ownership and management may also liquidate its equity in through the sale of its ownership shares. If the ownership sells, the new stockholders will own the brand and will be responsible for its operation and future activities.

CONCLUSION

BlackCommerce LLC may entertain merger or acquisition scenarios by a major company upon the realization of anticipated operating results and favorable market conditions. Aside from merger or acquisition, the Company may instead strive to sell its interest in the sale of stocks on the open market, likely reaping an outstanding reward for investors if IPO-status is achieved and potentially handing control of the brand over to the new majority stockholders. The Company will entertain all scenarios that could be lucrative for the Company and investors. The final decision will depend on market forces and the wishes of the Company's owners and investors.

RETURN ON INVESTMENT (ROI)

The Company has placed a value on the Company of **$14 million**, and it is looking for a **$3.5 million** investment for **20%** of the company in year 3. These funds are sufficient to allow the Company to achieve its business goals and maintain an adequate cash flow balance.

The value of BlackCommerce LLC's shares will increase as the Company achieves its goals. The investor will be secure in knowing that the Company's valuation is increasing as revenues grow, the balance sheet becomes stronger and the Company attains a strong market position.

The Company believes that it can achieve an excellent valuation in the next five years. Based on reasonable financial ratios and the business plan projections, BlackCommerce LLC is estimated to be valued at **~$34 million** in year 5.

Return on Investment Projection

	Company Valuation*	Outstanding Shares	Per Share Valuation
Issued & Committed	$14,000,000	8,000,000	$1.75
After Investment Group	$14,000,000	10,666,667	$1.31
	Proposed Shares	**Per Share**	**Dollar Investment**
Investment Group (IG)	2,666,667	$1.31	$3,500,000
	10,666,667	**Total Shares - ROI for the IG is as follows:**	
	Company Valuation	**Per Share Price**	**ROI for IG**
Year 3	$14,021,984	$1.31	100%
Year 4	$25,020,886	$2.35	179%
Year 5	$34,041,416	$3.19	243%
	Number of Shares (for IG)	**Per Share Price**	**Proceeds from Sale (for IG)**
Year 3	2,666,667	$1.31	$3,505,496
Year 4	2,666,667	$2.35	$6,255,222
Year 5	2,666,667	$3.19	$8,510,355

ROI Notes: (1) The company valuation has been estimated by management. (2) Future company valuation based off of EBITDA and the current industry multipliers.

Management expects that investors will be able to cash out on their investment in the Company when it generates sufficient profits to repay them. The Company expects to achieve this goal by the end of Year 5. Investors are projected to receive a **243%** return on investment. The assumed company valuation was based on a multiplier of **6** multiplied by EBITDA.

MILESTONES

The tentative milestones are shown below. Management reserves the right to make changes to this schedule as needed.



Obtain Funding Sponsorship
Hire Staff
Website Launch
Achieve 150K user base
Obtain Investor Financing
Hire Key Management Personnel
Achieve $115M in User Spending

MANAGEMENT

ABOUT THE FOUNDER

Edward Merriman – Chief Executive Officer
Edward Merriman is the founder and Chief Executive Officer of BlackCommerce LLC. He has completed his Bachelor of Arts in Economics from the University of Michigan. As a Disruptive Innovation Change Agent, Edward provides his expertise in aligning organizations with key business objectives to achieve a dramatic bottom-line result. He is also providing his services in managing corporate technology, and business operations mainly in sales & marketing department at various enterprises. His remarkable track record of more than 20 years, excelled him towards an exemplary leader who can manage, change, mitigate risk, infuse new ideas and deliver incredible business results. In addition, he has excellent communication skills, time-management skills, and overall organizational skills.

Edward Merriman is a highly motivated individual who excels at whatever he does. He has been preparing and researching for this venture for the past few years. His strategic planning and execution make him well suited to lead the Company.

MANAGEMENT TEAM GAPS

Every organization utilizes diverse human resources to accomplish company goals and objectives. To accomplish company goals and objectives, BlackCommerce LLC may need to add more positions in the future, such as CFO, COO, Finance Manager, and Accountant.

BOARD MEMBERS ADVISORS

Besides the Company's devoted and experienced management team, BlackCommerce LLC will consult with a board of directors or advisors to aid in the process of goal setting, accomplishing objectives and overall business development in their pursuit of success.

ORGANIZATIONAL CHART



Chief Executive Officer
VP Marketing & Categories
Chief Operating Officer
Chief Technology Officer
Sales & Marketing Manager
Administrative Office Assistant
Website Engineer
Website Administrator
Sales Support Representative

PERSONNEL FORECAST

The personnel forecast below shows the staffing needs for the next five years.

Personnel Forecast					
	Year 1	Year 2	Year 3	Year 4	Year 5
Staff Count					
Chief Executive Officer	1	1	1	1	1
Sales & Marketing Manager	1	1	1	1	1
Sales Support Representative	3	4	6	6	6
Administrative Office Assistant	1	1	2	2	2
Website Administrator	1	1	1	1	1
Chief Technology Officer	0	0	1	1	1
VP Marketing & Category	0	0	1	1	1
Chief Operating Officer	0	0	1	1	1
Website Engineer	0	0	1	1	1
Total Personnel	**7**	**8**	**15**	**15**	**15**
Staff Salaries					
Chief Executive Officer	$70,000	$115,000	$125,000	$130,000	$135,000
Sales & Marketing Manager	$68,000	$70,040	$72,141	$74,305	$76,535
Sales Support Representative	$23,000	$23,690	$24,401	$25,133	$25,887
Administrative Office Assistant	$19,000	$19,570	$20,157	$20,762	$21,385
Website Administrator	$56,000	$57,680	$59,410	$61,193	$63,028
Chief Technology Officer	$0	$0	$112,000	$115,360	$118,821
VP Marketing & Category	$0	$0	$107,000	$110,210	$113,516
Chief Operating Officer	$0	$0	$90,000	$92,700	$95,481
Website Engineer	$0	$0	$67,000	$69,010	$71,080
Staff Salaries - Total					
Chief Executive Officer	$70,000	$115,000	$125,000	$130,000	$135,000
Sales & Marketing Manager	$68,000	$70,040	$72,141	$74,305	$76,535

Sales Support Representative	$69,000	$94,760	$146,404	$150,796	$155,320
Administrative Office Assistant	$19,000	$19,570	$40,314	$41,524	$42,769
Website Administrator	$56,000	$57,680	$59,410	$61,193	$63,028
Chief Technology Officer	$0	$0	$112,000	$115,360	$118,821
VP Marketing & Category	$0	$0	$107,000	$110,210	$113,516
Chief Operating Officer	$0	$0	$90,000	$92,700	$95,481
Website Engineer	$0	$0	$67,000	$69,010	$71,080
Total Payroll	**$282,000**	**$357,050**	**$819,270**	**$845,098**	**$871,551**

Personnel Assumptions: (1) Costs are based on average wages.

FINANCIAL INDICATORS

The following table summarizes BlackCommerce LLC's projected financial performance with standardized measurement indicators used to evaluate the profitability, leverage, asset turnover and liquidity. As with any long-range projection, accuracy is based on reasonable estimates of return on investment and past performance. The Company believes the following numbers are attainable and reasonable. However, actual results will vary.

Financial Indicators					
	Year 1	Year 2	Year 3	Year 4	Year 5
Profitability %'s:					
Gross Margin	12.26%	6.79%	6.27%	6.04%	5.97%
Net Profit Margin	0.37%	3.12%	2.72%	3.08%	3.22%
EBITDA to Revenue	1.06%	4.81%	4.18%	4.68%	4.89%
Return on Assets	0.77%	23.26%	13.89%	16.70%	16.71%
Return on Equity	3.38%	64.56%	23.75%	29.96%	28.98%
Activity Ratios:					
Accounts Payable Turnover	2.39	10.86	11.52	11.53	11.53
Asset Turnover	2.10	7.45	5.11	5.43	5.19
Leverage Ratios:					
Debt to Equity	3.38	1.78	0.71	0.79	0.73
Debt to Assets Ratio	77.19%	63.97%	41.54%	44.26%	42.35%
Interest Coverage Ratio	N/A	N/A	N/A	N/A	N/A
Liquidity Ratios:					
Current Ratio	1.23	1.52	2.37	2.24	2.35
Current Debt to Total Assets Ratio	77.19%	63.97%	41.54%	44.26%	42.35%
Additional Indicators:					
Revenue to Equity Ratio	9.21	20.69	8.74	9.74	9.01


Financial Indicators
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Year 1
Year 2
Year 3
Year 4
Year 5
Net Profit Margin
EBITDA to Revenue
Debt to Assets Ratio
Current Debt to Total Assets Ratio

REVENUE FORECAST

The following is a five-year revenue forecast. Direct costs include all costs that can be directly tied to revenue and include "cost of goods/services."

Revenue Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Total					
Marketplace Revenue - Platinum	3,199	21,583	42,523	67,867	88,423
Marketplace Revenue - Gold	12,797	86,332	170,091	271,467	353,691
Marketplace Revenue - Silver	15,997	107,915	212,614	339,333	442,113
Ad-Space Revenue (RPM)	31,994	215,829	425,227	678,666	884,226
Subscription	2,050	2,562	3,075	3,536	4,066
Enterprise Sponsorship	12	15	18	21	24
Price					
Marketplace Revenue - Platinum	$302.00	$302.00	$302.00	$302.00	$302.00
Marketplace Revenue - Gold	$151.00	$151.00	$151.00	$151.00	$151.00
Marketplace Revenue - Silver	$75.50	$75.50	$75.50	$75.50	$75.50
Ad-Space Revenue (RPM)	$2.00	$2.00	$2.00	$2.00	$2.00
Subscription	$16.67	$16.67	$16.67	$16.67	$16.67
Enterprise Sponsorship	$25,000.00	$25,000.00	$25,000.00	$25,000.00	$25,000.00
Revenue					
Marketplace Revenue - Platinum	$966,209	$6,518,042	$12,841,859	$20,495,723	$26,703,639
Marketplace Revenue - Gold	$1,932,418	$13,036,084	$25,683,717	$40,991,447	$53,407,278
Marketplace Revenue - Silver	$1,207,761	$8,147,552	$16,052,323	$25,619,654	$33,379,549
Ad-Space Revenue (RPM)	$63,987	$431,658	$850,454	$1,357,333	$1,768,453
Subscription	$34,163	$42,703	$51,244	$58,930	$67,770
Enterprise Sponsorship	$300,000	$375,000	$450,000	$517,500	$595,125
Total Revenue	**$4,504,538**	**$28,551,040**	**$55,929,598**	**$89,040,587**	**$115,921,814**
Direct Cost					
Marketplace Revenue - Platinum	$280.86	$280.86	$280.86	$280.86	$280.86
Marketplace Revenue - Gold	$140.43	$140.43	$140.43	$140.43	$140.43
Marketplace Revenue - Silver	$70.22	$70.22	$70.22	$70.22	$70.22
Ad-Space Revenue (RPM)	$0.30	$0.30	$0.30	$0.30	$0.30
Direct Cost of Revenue					
Marketplace Revenue - Platinum	$898,574	$6,061,779	$11,942,929	$19,061,023	$24,834,384
Marketplace Revenue - Gold	$1,797,149	$12,123,558	$23,885,857	$38,122,045	$49,668,769
Marketplace Revenue - Silver	$1,123,218	$7,577,224	$14,928,661	$23,826,278	$31,042,980
Ad-Space Revenue (RPM)	$9,598	$64,749	$127,568	$203,600	$265,268
Subtotal Cost of Revenue	**$3,828,539**	**$25,827,309**	**$50,885,015**	**$81,212,946**	**$105,811,402**

Revenue Forecast Assumptions: (1) Revenue and costs are based on averages.


Year 1 Revenue Monthly
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Marketplace Revenue - Platinum
Marketplace Revenue - Gold
Marketplace Revenue - Silver
Ad-Space Revenue (RPM)
Subscription
Enterprise Sponsorship


Revenue By Year
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
Marketplace Revenue - Platinum
Marketplace Revenue - Gold
Marketplace Revenue - Silver
Ad-Space Revenue (RPM)
Subscription
Enterprise Sponsorship

BREAK-EVEN ANALYSIS

The following break-even analysis shows the revenue necessary to break-even in the first year of operation. Break-even is where revenue equals expenses. As shown below, the Company is expected to incur average monthly fixed costs of **$43,922** in Year 1. To cover fixed costs and variable costs, which rise and fall with revenue, the Company must, on average, achieve revenue of **$363,955** per month to break-even.

Year 1 Break-even Analysis	
Monthly Revenue Break-even	$363,955
Assumptions:	
Average Monthly Revenue	$375,378
Average Monthly Variable Cost	$330,078
Estimated Monthly Fixed Cost	$43,922


Year 1 Break-even Analysis
$#,##0_);[Re21]($#,##0)
$#,##0_);[Re6]($#,##0)
$#,##0_);[Re18]($#,##0)
$#,##0_);[Re3]($#,##0)
$#,##0_);[Re18]($#,##0)
$#,##0_);[Re30]($#,##0)
$#,##0_);[Re13]($#,##0)
$#,##0_);[Re28]($#,##0)
$#,##0_);[Re10]($#,##0)
$#,##0_);[Re24]($#,##0)
$#,##0_);[Re6]($#,##0)
0
363955
Monthly Revenue To Break-Even

PROJECTED INCOME STATEMENT

BlackCommerce LLC intends to deploy its funding to maximize growth and profitability. In the Income Statement table below, gross margin equals sales minus direct costs. The “bottom line” or profit (as measured before and after interest, taxes, depreciation and amortization) equals gross margin minus operating expenses.

Pro Forma Income Statement

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$4,504,538	$28,551,040	$55,929,598	$89,040,587	$115,921,814
Subtotal Cost of Revenue	$3,828,539	$25,827,309	$50,885,015	$81,212,946	$105,811,402
Merchant Credit Card Fees	$123,875	$785,154	$1,538,064	$2,448,616	$3,187,850
Total Cost of Revenue	$3,952,414	$26,612,463	$52,423,079	$83,661,562	$108,999,251
Gross Margin	$552,124	$1,938,577	$3,506,519	$5,379,025	$6,922,563
Gross Margin/Revenue	12.26%	6.79%	6.27%	6.04%	5.97%
Expenses					
Rent	$30,000	$30,750	$31,519	$32,307	$33,114
General Insurance Liability	$6,000	$6,150	$6,304	$6,461	$6,623
Marketing Consultancy	$30,000	$0	$0	$0	$0
Telephone/Internet	$6,000	$6,150	$6,304	$6,461	$6,623
Website Hosting/Updates	$12,000	$12,300	$12,608	$12,923	$13,246
Marketing & Advertising	$60,000	$65,000	$153,000	$161,000	$169,000
Supplies	$6,000	$6,150	$6,304	$6,461	$6,623
Utilities	$5,400	$5,535	$5,673	$5,815	$5,961
Professional Services	$5,400	$5,535	$5,673	$5,815	$5,961
Travel & Fuel	$30,000	$30,750	$31,519	$32,307	$33,114
Depreciation & Amortization	$22,817	$23,317	$33,317	$21,150	$21,950
Payroll Taxes & Benefits	$31,443	$39,811	$91,349	$94,228	$97,178
Total Personnel	$282,000	$357,050	$819,270	$845,098	$871,551
Total Operating Expenses	**$527,060**	**$588,498**	**$1,202,838**	**$1,230,027**	**$1,270,943**
Profit Before Interest and Taxes	$25,064	$1,350,079	$2,303,681	$4,148,998	$5,651,619
EBITDA	$47,881	$1,373,396	$2,336,997	$4,170,148	$5,673,569
Taxes Incurred	$8,522	$459,027	$783,251	$1,410,659	$1,921,551
Net Profit	**$16,543**	**$891,052**	**$1,520,429**	**$2,738,338**	**$3,730,069**
Net Profit/Revenue	0.37%	3.12%	2.72%	3.08%	3.22%

Income Statement Assumptions: (1) Depreciation is based on 10 years; (2) Start-up cost is amortized over 3 years; (3) Total payroll taxes are 11.15%; (4) Company taxes are based on 34%.

The charts below represent the total revenue monthly and for the next five years. The charts illustrate the percentage of revenue allocated to cost of goods (COG), operating expenses, taxes and interest. The net income piece represents revenue less the aforementioned expenditures.


Gross Margin & Profit Monthly


$250,000
$200,000
$150,000
$100,000
$50,000
$0
-$50,000
-$100,000
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Gross Margin
Profit


Gross Margin & Profit Yearly
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
Gross Margin
Profit

PROJECTED CASH FLOW

The following depictions of BlackCommerce LLC's projected cash flow show that the Company expects to maintain sufficient cash balances over the five years of this plan. The "pro forma cash flow" table differs from the "pro forma income statement" table. Pro forma cash flow is intended to represent the actual flow of cash in and out of BlackCommerce LLC. In comparison, the revenue and expense projections on the income statement include "non-cash" items and exclude funding and investment illustrations.

Pro Forma Cash Flow					
	Year 1	Year 2	Year 3	Year 4	Year 5
Cash Received					
Revenue	$4,504,538	$28,551,040	$55,929,598	$89,040,587	$115,921,814
Owner Contribution	$25,000	$0	$0	$0	$0
Proceeds from Sponsors / Investors	$500,000	$0	$3,500,000	$0	$0
Subtotal Cash Received	**$5,029,538**	**$28,551,040**	**$59,429,598**	**$89,040,587**	**$115,921,814**
Expenditures					
Expenditures from Operations					
Total Personnel	$282,000	$357,050	$819,270	$845,098	$871,551
Bill Payments	$2,579,796	$26,484,668	$51,458,659	$82,728,434	$109,101,725
Subtotal Spent on Operations	**$2,861,796**	**$26,841,718**	**$52,277,929**	**$83,573,532**	**$109,973,276**
Additional Cash Spent					
Start-up Costs	$39,500	$0	$0	$0	$0
Purchase Long-term Assets	$96,500	$5,000	$100,000	$10,000	$8,000
Subtotal Cash Spent	**$2,997,796**	**$26,846,718**	**$52,377,929**	**$83,583,532**	**$109,981,276**
Net Cash Flow	$2,031,741	$1,704,322	$7,051,669	$5,457,055	$5,940,538
Cash Balance	$2,031,741	$3,736,064	$10,787,732	$16,244,788	$22,185,326

Cash Flow Assumptions: (1) Proceeds from s**ponsors** assume funds were received in the amount of $500K; (2) Owner Contribution is $25K. (3) Proceeds from investors in year-3 amounted to $3.5M.


Year 1 Cash
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
-$500,000
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12
Net Cash Flow
Cash Balance

PROJECTED BALANCE SHEET

A balance sheet is a snapshot of BlackCommerce LLC's financial condition. The balance sheet has three parts: assets, liabilities and ownership equity.

Pro Forma Balance Sheet					
	Year 1	Year 2	Year 3	Year 4	Year 5
Assets					
Current Assets					
Cash	$2,031,741	$3,736,064	$10,787,732	$16,244,788	$22,185,326
Total Current Assets	**$2,031,741**	**$3,736,064**	**$10,787,732**	**$16,244,788**	**$22,185,326**
Long-term Assets					
Long-term Assets	$136,000	$141,000	$241,000	$251,000	$259,000
Accumulated Depreciation	$22,817	$46,133	$79,450	$100,600	$122,550
Total Long-term Assets	**$113,183**	**$94,867**	**$161,550**	**$150,400**	**$136,450**
Total Assets	**$2,144,925**	**$3,830,930**	**$10,949,282**	**$16,395,188**	**$22,321,776**
Liabilities and Capital					
Current Liabilities					
Accounts Payable	$1,655,765	$2,450,718	$4,548,641	$7,256,208	$9,452,728
Subtotal Current Liabilities	**$1,655,765**	**$2,450,718**	**$4,548,641**	**$7,256,208**	**$9,452,728**
Total Liabilities	**$1,655,765**	**$2,450,718**	**$4,548,641**	**$7,256,208**	**$9,452,728**
Paid-in Capital	$525,000	$525,000	$4,025,000	$4,025,000	$4,025,000
Retained Earnings	$0	($35,840)	$855,212	$2,375,641	$5,113,980
Earnings	($35,840)	$891,052	$1,520,429	$2,738,338	$3,730,069
Total Capital	**$489,160**	**$1,380,212**	**$6,400,641**	**$9,138,980**	**$12,869,048**
Total Liabilities and Capital	**$2,144,925**	**$3,830,930**	**$10,949,282**	**$16,395,188**	**$22,321,776**
Net Worth	$489,160	$1,380,212	$6,400,641	$9,138,980	$12,869,048

SENSITIVITY ANALYSIS

The sensitivity analysis below assumes that revenues are 10% higher or 10% lower than figures projected earlier in this business plan.

Best Case Scenario (Revenue Increases by 10%)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$4,954,992	$31,406,144	$61,522,557	$97,944,646	$127,513,996
Cost of Goods	$4,347,655	$29,273,709	$57,665,387	$92,027,719	$119,899,177
Gross Margin	$607,337	$2,132,434	$3,857,171	$5,916,927	$7,614,819
Gross Margin/Revenue	12.26%	6.79%	6.27%	6.04%	5.97%
Operating Expenses	$527,060	$588,498	$1,202,838	$1,230,027	$1,270,943
Net Profit	($60,534)	$1,018,998	$1,751,859	$3,093,354	$4,186,958
Cash Flow	$2,007,048	$1,832,268	$7,283,099	$5,812,071	$6,397,427
Cash Balance	$2,007,048	$3,839,316	$11,122,415	$16,934,486	$23,331,913
Net Profit/Revenue	-1.22%	3.24%	2.85%	3.16%	3.28%

Worst Case Scenario (Revenue Decreases by 10%)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$4,054,084	$25,695,936	$50,336,638	$80,136,528	$104,329,633
Cost of Goods	$3,557,172	$23,951,217	$47,180,771	$75,295,406	$98,099,326
Gross Margin	$496,912	$1,744,719	$3,155,867	$4,841,122	$6,230,306
Gross Margin/Revenue	12.26%	6.79%	6.27%	6.04%	5.97%
Operating Expenses	$527,060	$588,498	$1,202,838	$1,230,027	$1,270,943
Net Profit	($135,114)	$763,106	$1,288,999	$2,383,323	$3,273,180
Cash Flow	$1,932,467	$1,576,376	$6,820,239	$5,102,040	$5,483,649
Cash Balance	$1,932,467	$3,508,843	$10,329,082	$15,431,122	$20,914,771
Net Profit/Revenue	-3.33%	2.97%	2.56%	2.97%	3.14%

FINANCIAL ASSUMPTIONS

The assumptions below provide growth rates, cash on hand, and the terms of funding based on an initial sponsorship amount of **$500,000** and investor funding in year 3 amount of **$3.5M**.

Financial Assumptions					
	Year 1	Year 2	Year 3	Year 4	Year 5
Growth Assumptions					
Total Revenue Growth		534%	96%	59%	30%
Total Expense Growth		12%	104%	2%	3%
Personnel Assumptions					
Average Salary Growth		3%	3%	3%	3%
Payroll Growth		27%	129%	3%	3%
Cash Assumptions					
Months of Cash on Hand	3	76	108	158	209
Bill Payment Term (Days)	32	32	32	32	32

APPENDIX: YEAR ONE FINANCIALS

Year 1 Revenue Forecast

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10
Total										
Marketplace Revenue - Platinum	0	0	0	0	0	0	40	105	315	545
Marketplace Revenue - Gold	0	0	0	0	0	0	159	420	1,259	2,182
Marketplace Revenue - Silver	0	0	0	0	0	0	199	525	1,573	2,727
Ad-Space Revenue (RPM)	0	0	0	0	0	0	398	1,051	3,146	5,455
Subscription	0	0	0	0	0	0	25	67	202	349
Enterprise Sponsorship	0	0	0	0	0	0	0	0	1	2
Price										
Marketplace Revenue - Platinum	$302.00	$302.00	$302.00	$302.00	$302.00	$302.00	$302.00	$302.00	$302.00	$302.00
Marketplace Revenue - Gold	$151.00	$151.00	$151.00	$151.00	$151.00	$151.00	$151.00	$151.00	$151.00	$151.00
Marketplace Revenue - Silver	$75.50	$75.50	$75.50	$75.50	$75.50	$75.50	$75.50	$75.50	$75.50	$75.50
Ad-Space Revenue (RPM)	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00	$2.00
Subscription	$16.67	$16.67	$16.67	$16.67	$16.67	$16.67	$16.67	$16.67	$16.67	$16.67
Enterprise Sponsorship	$25,000.00	$25,000.00	$25,000.00	$25,000.00	$25,000.00	$25,000.00	$25,000.00	$25,000.00	$25,000.00	$25,000.00
Revenue										
Marketplace Revenue - Platinum	$0	$0	$0	$0	$0	$0	$12,014	$31,737	$95,019	$164,728
Marketplace Revenue - Gold	$0	$0	$0	$0	$0	$0	$24,028	$63,475	$190,038	$329,456
Marketplace Revenue - Silver	$0	$0	$0	$0	$0	$0	$15,018	$39,672	$118,774	$205,910
Ad-Space Revenue (RPM)	$0	$0	$0	$0	$0	$0	$796	$2,102	$6,293	$10,909
Subscription	$0	$0	$0	$0	$0	$0	$425	$1,122	$3,360	$5,824
Enterprise Sponsorship	$0	$0	$0	$0	$0	$0	$3,730	$9,854	$29,503	$51,147
Total Revenue	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$56,011**	**$147,961**	**$442,986**	**$767,975**
Direct Cost										
Marketplace Revenue - Platinum	$280.86	$280.86	$280.86	$280.86	$280.86	$280.86	$280.86	$280.86	$280.86	$280.86
Marketplace Revenue - Gold	$140.43	$140.43	$140.43	$140.43	$140.43	$140.43	$140.43	$140.43	$140.43	$140.43
Marketplace Revenue - Silver	$70.22	$70.22	$70.22	$70.22	$70.22	$70.22	$70.22	$70.22	$70.22	$70.22
Ad-Space Revenue (RPM)	$0.30	$0.30	$0.30	$0.30	$0.30	$0.30	$0.30	$0.30	$0.30	$0.30
Direct Cost of Revenue										
Marketplace Revenue - Platinum	$0	$0	$0	$0	$0	$0	$11,173	$29,516	$88,368	$153,197
Marketplace Revenue - Gold	$0	$0	$0	$0	$0	$0	$22,346	$59,031	$176,735	$306,394
Marketplace Revenue - Silver	$0	$0	$0	$0	$0	$0	$13,966	$36,895	$110,460	$191,497
Ad-Space Revenue (RPM)	$0	$0	$0	$0	$0	$0	$119	$315	$944	$1,636
Subtotal Cost of Revenue	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$47,605**	**$125,757**	**$376,507**	**$652,725**

Year 1 Personnel Forecast

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
ve Officer	1	1	1	1	1	1	1	1	1	1	1	1
keting Manager	1	1	1	1	1	1	1	1	1	1	1	1
t Representative	3	3	3	3	3	3	3	3	3	3	3	3
ve Office Assistant	1	1	1	1	1	1	1	1	1	1	1	1

ninistrator	1	1	1	1	1	1	1	1	1	1	1	1
l	**7**	**7**	**7**	**7**	**7**	**7**	**7**	**7**	**7**	**7**	**7**	**7**
ve Officer	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833
keting Manager	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667
t Representative	$1,917	$1,917	$1,917	$1,917	$1,917	$1,917	$1,917	$1,917	$1,917	$1,917	$1,917	$1,917
ve Office Assistant	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583
ninistrator	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667
Total												
ve Officer	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833
keting Manager	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667	$5,667
t Representative	$5,750	$5,750	$5,750	$5,750	$5,750	$5,750	$5,750	$5,750	$5,750	$5,750	$5,750	$5,750
ve Office Assistant	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583
ninistrator	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667	$4,667
	$23,500	**$23,500**	**$23,500**	**$23,500**	**$23,500**	**$23,500**	**$23,500**	**$23,500**	**$23,500**	**$23,500**	**$23,500**	**$23,500**

Year 1 Income Statement

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
	$0	$0	$0	$0	$0	$0	$56,011	$147,961	$442,986	$767,975	$1,290,212	$1,799,393
t of Revenue	$0	$0	$0	$0	$0	$0	$47,605	$125,757	$376,507	$652,725	$1,096,589	$1,529,357
edit Card Fees	$0	$0	$0	$0	$0	$0	$1,540	$4,069	$12,182	$21,119	$35,481	$49,483
Revenue	$0	$0	$0	$0	$0	$0	$49,145	$129,826	$388,689	$673,844	$1,132,070	$1,578,840
n	$0	$0	$0	$0	$0	$0	$6,865	$18,136	$54,297	$94,131	$158,142	$220,553
n/Revenue	N/A	N/A	N/A	N/A	N/A	N/A	12.26%	12.26%	12.26%	12.26%	12.26%	12.26%
	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
surance Liability	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
t Consultancy	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$0	$0	$0	$0	$0	$0
e/Internet	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
losting/Updates	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
t & Advertising	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450
nal Services	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450

uel	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
on & Amortization	$1,943	$1,943	$1,943	$1,943	$1,943	$1,943	$1,943	$1,943	$1,943	$1,943	$1,943	$1,943
xes & Benefits	$2,620	$2,620	$2,620	$2,620	$2,620	$2,620	$2,620	$2,620	$2,620	$2,620	$2,620	$2,620
onnel	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500
ting Expenses	**$46,422**	**$46,422**	**$46,422**	**$46,422**	**$46,422**	**$46,422**	**$41,422**	**$41,422**	**$41,422**	**$41,422**	**$41,422**	**$41,422**
Interest and Taxes	($46,422)	($46,422)	($46,422)	($46,422)	($46,422)	($46,422)	($34,556)	($23,286)	$12,875	$52,710	$116,720	$179,131
ed	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$60,905
	($46,422)	**($46,422)**	**($46,422)**	**($46,422)**	**($46,422)**	**($46,422)**	**($34,556)**	**($23,286)**	**$12,875**	**$52,710**	**$116,720**	**$118,227**
evenue	N/A	N/A	N/A	N/A	N/A	N/A	-61.70%	-15.74%	2.91%	6.86%	9.05%	6.57%

Year 1 Cash Flow

Additional Cash Received	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Mo
Revenue	$0	$0	$0	$0	$0	$0	$56,011	$147,961	$442,986	$767,975	$1,:
Owner Contribution	$25,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	
Proceeds from Sponsors / Investors	$500,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	
Subtotal Cash Received	$525,000	$0	$0	$0	$0	$0	$56,011	$147,961	$442,986	$767,975	$1,:
Total Personnel	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$23,500	$:
Bill Payments	$0	$21,020	$21,020	$21,020	$21,020	$21,020	$21,020	$65,166	$145,846	$404,709	$68
Additional Cash Spent											
Start-up Costs	$39,500	$0	$0	$0	$0	$0	$0	$0	$0	$0	
Purchase Long-term Assets	$96,500	$0	$0	$0	$0	$0	$0	$0	$0	$0	
Cash Spent	$159,500	$44,520	$44,520	$44,520	$44,520	$44,520	$44,520	$88,666	$169,346	$428,209	$7
Net Cash Flow	$365,500	($44,520)	($44,520)	($44,520)	($44,520)	($44,520)	$11,490	$59,296	$273,640	$339,766	$5
Cash Balance	$365,500	$320,980	$276,460	$231,939	$187,419	$142,899	$154,389	$213,685	$487,325	$827,091	$1,4

Year 1 Balance Sheet

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
s												
	$365,500	$320,980	$276,460	$231,939	$187,419	$142,899	$154,389	$213,685	$487,325	$827,091	$1,403,939	$2,031,741
Assets	$365,500	$320,980	$276,460	$231,939	$187,419	$142,899	$154,389	$213,685	$487,325	$827,091	$1,403,939	$2,031,741
sets	$136,000	$136,000	$136,000	$136,000	$136,000	$136,000	$136,000	$136,000	$136,000	$136,000	$136,000	$136,000
ed Depreciation	$1,901	$3,803	$5,704	$7,606	$9,507	$11,408	$13,310	$15,211	$17,113	$19,014	$20,915	$22,817
term Assets	$134,099	$132,197	$130,296	$128,394	$126,493	$124,592	$122,690	$120,789	$118,888	$116,986	$115,085	$113,183
	$499,599	$453,177	$406,755	$360,334	$313,912	$267,490	$277,079	$334,474	$606,212	$944,077	$1,519,023	$2,144,925
ities												
ayable	$21,020	$21,020	$21,020	$21,020	$21,020	$21,020	$65,166	$145,846	$404,709	$689,864	$1,148,090	$1,655,765
ent Liabilities	$21,020	$21,020	$21,020	$21,020	$21,020	$21,020	$65,166	$145,846	$404,709	$689,864	$1,148,090	$1,655,765
es	$21,020	$21,020	$21,020	$21,020	$21,020	$21,020	$65,166	$145,846	$404,709	$689,864	$1,148,090	$1,655,765
l	$525,000	$525,000	$525,000	$525,000	$525,000	$525,000	$525,000	$525,000	$525,000	$525,000	$525,000	$525,000
	($46,422)	($92,843)	($139,265)	($185,687)	($232,108)	($278,530)	($313,086)	($336,372)	($323,497)	($270,787)	($154,067)	($35,840)
	$478,578	$432,157	$385,735	$339,313	$292,892	$246,470	$211,914	$188,628	$201,503	$254,213	$370,933	$489,160
es and Capital	$499,599	$453,177	$406,755	$360,334	$313,912	$267,490	$277,079	$334,474	$606,212	$944,077	$1,519,023	$2,144,925
	$478,578	$432,157	$385,735	$339,313	$292,892	$246,470	$211,914	$188,628	$201,503	$254,213	$370,933	$489,160

11.0 CERTAIN TAX CONSIDERATIONS

GENERAL INCOME TAX CONSIDERATIONS

The potential investor should be aware of the material Federal income tax aspects of an investment in the Units, effective as of the date of this document. An investor should consult with their tax professional to determine the effects of the tax treatment of the Units on their individual situation.

Reporting Status of the Company

The adoption, by the IRS, in 1996, of the so-called 'check-the-box' regulations sets partnership status as the default Federal tax classification for limited liability companies being formed today. No further action is needed to be taken by the Company to obtain partnership status.

In addition, the Company, will operate under the Michigan Limited Liability Company Act, and as such, the Company will elect to be treated as a partnership for State income tax purposes.

By maintaining partnership tax status the Company will not be taxed on income or loss at the Company level, but will report to each Member their distributive share of profits and losses from operations and disposition according to the Operating Agreement. This process will make the Company a pass through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not a taxable entity. A Member will be required to report on their Federal tax return their distributable share of partnership profit, loss, gain, deductions or credits. Cash distributions are generally not taxable, but create a deduction in the Member's capital account.

Basis of the Company

An original tax basis will be established for the Company. The tax basis will be adjusted during the operations of the Company by the addition of any capitalized expenditures.

Basis of a Member

A Member will establish their original tax basis by including their initial capital investment. The Member's tax basis will be adjusted during the operations of the entity by the addition of capital contributions made.

In total, a Member may deduct their share of Company losses only to the extent of the adjusted basis of their interest in the Company.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for accounting fees associated with the preparation and filing of the annual informational return and the preparation of Schedule K-1 reports to be distributed to the Members. These expenditures will be deducted on an annual basis along with other expenditures of the Company such as the fees paid to the Manager, expenses related to lending on Properties (title, recording, etc.), and bank service charges.

All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Annual Operations

The Manager is projecting that there will be taxable income to distribute to the Members on the Schedule K-1 report provided to each Member, annually. This taxable income will be reported by each Member, along with the other taxable income or loss they have to report. The tax liability incurred by each Member will depend on their individual marginal tax and capital gains rates for both State and Federal tax.

Disposition

On dissolution and termination of the Company the Members may be allocated taxable income that may be treated as ordinary income or capital gain. The Operating Agreement states the procedures on the dissolution and termination of the Company.

In addition, the Members may receive an adjustment in their Capital Account that will either increase or decrease the capital gain to be reported. The Operating Agreement describes the operation of capital accounts for the Company and the Members.

Phantom Income

It may occur that, in any year, the Members will receive an allocation of taxable income and not receive any distribution of cash. This event is called receiving phantom income in that the Member has income to report, but receives no cash.

Sale or Other Disposition of a Member's Interests

A Member may be unable to sell their interest as there may be no market for the interests. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a Member's interest, the Member will report taxable gain to the extent that the sale price of the interest exceeds the Member's adjustable tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the Member and will be taxed at the cost recovery tax rate in effect at that time.

Tax Returns and Tax Information

Annually, the Manager will file an informational return, using IRS Form 1065. In addition, the Manager will annually provide each Member a Schedule K-1 report. Each Member will report this income or loss along with their other taxable income. The tax liability incurred by each Member will depend on their individual marginal and capital gains tax rates for both State and Federal tax. The Manager will attempt to provide the annual tax information to the Members by March 15.

THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING AND INDIVIDUAL TAX ADVICE, PARTICULARLY BECAUSE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A LIMITED LIABILITY COMPANY SUCH AS THE COMPANY ARE UNCERTAIN AND COMPLEX, AND MANY CONSEQUENCES WILL NOT BE THE SAME FOR ALL TAXPAYERS. ACCORDINGLY, YOU SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF YOUR PROSPECTIVE INVESTMENT IN THE COMPANY. NOTHING IN THIS MEMORANDUM OR THE ACCOMPANYING DOCUMENTS MAY BE, OR SHOULD BE, CONSTRUED AS LEGAL OR TAX ADVICE TO AN INVESTOR.

12.0 SECURITY OWNERSHIP/BENEFICIAL OWNERS

Edward Merriman owns 100% of Ownership which amounts 140,000 Membership Units.

13.0 DESCRIPTION OF SECURITIES

Maturity Date: August 31, 2020

Valuation Cap: $14,000,000

Discount Rate: 50%

Annual Interest Rate: 9%

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on August 31, 2020 (the “Maturity Date”).

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the “Equity Investors”) on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stocks resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a “Qualified Financing”), then it converts into membership units at conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors or (ii) the price equal to the quotient of $3,000,000 divided by the aggregate number of outstanding membership units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of membership units into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company’s obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of membership units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

14.0 SUMMARY OF OPERATING AGREEMENT

Note: The executed version is on file in a separate document and is available to investors.

BlackCommerce, LLC,
a Michigan Limited Liability Company
THIS OPERATING AGREEMENT of BlackCommerce, LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.
A. The Members have formed the Company as a Michigan limited liability company under the Michigan Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Michigan. The Members hereby adopt and approve the articles of organization of the Company filed with the Director of the Michigan Department of Labor and Economic Growth.

B. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS
Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Michigan Limited Liability Company Act.
"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.
"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws. -2-

“Capital Contribution” means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.
“Exhibit” means a document attached to this Agreement labeled as “Exhibit A,” “Exhibit B,” and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.
“Member” means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.
“Membership Interest” means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Michigan Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.
“Ownership Interest” means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.
“Percentage Interest” means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:
A. If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B. If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1) the number of Units owned by the Member (expressed as “MU” in the equation below) divided by

(2) the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

Percentage Interest = TU MU
"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.
"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.
ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS,
CAPITAL ACCOUNTS AND LIMITED LIABILITY
2.1 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.
2.2 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.
2.3 **Additional Members**.
A. With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.
-4-

B. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Members deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.
2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.
2.6 **Limited Liability; No Authority**. A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Michigan Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.
ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS
3.1 **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.
3.2 **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Members in accordance with the Michigan Limited Liability Company Act.
3.3 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:
A. The Company would be unable to pay its debts as they become due in the usual course of business; or
-5-

B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT
4.1 **Management**.
A. **Generally**. Subject to the terms of this Agreement and the Michigan Limited Liability Company Act, the business and affairs of the Company will be managed by the [a Manager] {Members}.

B. **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the Michigan Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by [Members holding 51% of Membership Units] {the Members}, to constitute the act of the Company or serve to bind the Company. With such approval, the signature of any Members authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Members acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii) The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iv) The amendment of this Agreement.

4.2 **Officers**. The Members are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Members determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Members; or (b) the officer is dismissed or terminated by the Members, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Members, and may be terminated, at any time and for any reason, by the Members.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2 **Records**. The Members will keep or cause the Company to keep the following business records.

(i) An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii) A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"); and

-7-

(iv) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election**. The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

5.6 **Banking**. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Members are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the Michigan Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Michigan Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 **Meetings of Members**. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days -8-

but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Michigan Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Michigan Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2 **Restrictions on Transfer; Admission of Transferee**. A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i) The unanimous agreement of all Members in a consent in writing to dissolve the Company;

(ii) Entry of a decree of judicial dissolution under Section 450-4802 of the Michigan Limited Liability Company Act;

-9-

(iii) At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv) The sale or transfer of all or substantially all of the Company's assets;

(v) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Michigan law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court -10-

costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.
9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Michigan law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.
9.3 **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification). Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).
ARTICLE 10: GENERAL PROVISIONS
10.1 **Notice**. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company’s principal executive office; and (ii) if to a Member, notices must be sent to the Member’s last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.
10.2 **Entire Agreement; Amendment**. This Agreement along with the Articles of Organization (together, the “Organizational Documents”), constitute the entire agreement among the Members and replace and supersede all prior written and oral -11-

understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Michigan Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Michigan Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of Michigan. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[*Remainder Intentionally Left Blank.]* -12-

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.
Dated:_________________________

____
Signature of Edward Jamel Merriman -13-

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1. **Members**	**Capital Contribution**	**Percentage Interest**
Edward Jamel Merriman Address: 615 Griswold Street Detroit, Michigan 48226	100%	

15.0 INTEGRATION

This Private Placement Memorandum is to be distributed only by the Manager and only to individuals who represent in writing that they meet the income, net worth and suitability requirements established for investors by the Manager.

This Private Placement Memorandum represents the complete package of information and disclosures on the Company. Investors should not rely on any verbal information that is not set forth in writing within this document.

Dated: ___________________ ______________________________

By:____________________________
Edward Merriman

16.0 Subscription Agreement

The undersigned hereby offers to subscribe for the number of LLC Convertible Promissory Notes (the "Notes") of Blackcommerce, LLC (the "Company") set forth on the signature page of this Subscription Agreement at a price of $100.00 per Note.

By execution of this Subscription Agreement, the undersigned hereby acknowledges that the undersigned understands that the Company is relying upon the accuracy and completeness hereof in complying with its obligations under applicable federal and state securities laws. The undersigned further acknowledges and certifies that the undersigned received and read the Private Placement Memorandum of the Company dated [DATE] and any supplements thereto (the "Private Placement Memorandum"), and the undersigned is familiar with the terms and provisions thereof.

The undersigned agrees and represents as follows:

1. Representations, Warranties and Agreements.

The undersigned hereby represents and warrants to, and agrees with, the Company, as follows:

(a) That the undersigned is aware of the following:

(1) The Notes are speculative investments which involve a substantial degree of risk of loss by the undersigned of the undersigned's entire investment in the Company and that the undersigned understands and takes full cognizance of the risk factors related to the purchase of the Notess, including, but not limited to those set forth in the Private Placement Memorandum under the caption ["Certain Risk Factors"];

(2) The Company has been operating at a loss and may do so for the foreseeable future.

(3) There are significant restrictions on the transferability of the Notes; the Notes will not be, and the investors will have no rights to require that the Notes be registered under the Securities Act of 1933 (the "Act") or any state securities laws; there is no public market for the NotesUnits and none is expected to develop; and, accordingly, it may not be possible for the undersigned to liquidate the undersigned's investment in the Company;

(4) No federal or state agency has made any findings as to the fairness of the terms of the offering; and

(5) Any projections or predictions that may have been made available to investors are based on estimates, assumptions and forecasts which may prove to be incorrect; and no assurance is given that actual results will correspond with the results contemplated by the various projections;

(b) That at no time has it been explicitly or implicitly represented, guaranteed or warranted to the undersigned by the Company, the agents and employees of the Company, or any other person:

(1) That the undersigned will or will not have to remain as owner of the Units an exact or approximate length of time;

(2) That a percentage of profit and/or amount or type of consideration will be realized as a result of this investment;

(3) That any cash dividends from Company operations or otherwise will be made to Unitholders by any specific date or will be made at all; or

(4) That any specific tax benefits will accrue as a result of an investment in the Company;

(c) That the address set forth below is the undersigned's true and correct residence or place of business;

(d) That the undersigned is financially responsible, able to meet all obligations hereunder, and acknowledges that this investment will be long-term and is by nature speculative;

(e) That the undersigned has received and carefully read and is familiar with the Private Placement Memorandum, this Subscription Agreement, the Right of First Refusal Agreement, and all other documents in connection therewith, and the undersigned confirms that all documents, records and books pertaining to the investment in the Company have been made available to the undersigned and/or to the undersigned's personal investment, tax and legal advisers, if such advisers were utilized by the undersigned;

(f) That the undersigned has relied only on the information contained in the Private Placement Memorandum and that no written or oral representation or information that is in any way inconsistent with the Private Placement Memorandum and has been made or furnished to the undersigned or to the undersigned's purchaser representative in connection with the offering of the Units, and if so made, has not been relied upon;

(g) That the undersigned is capable of bearing the high degree of economic risks and burdens of this venture including, but not limited to, the possibility of complete loss of investment and the lack of a public market which may make it impossible to readily liquidate the investment whenever desired;

(h) That the undersigned is an "accredited investor" as that term is defined in Regulation D under the Act or is otherwise a sophisticated, knowledgeable investor (either alone or with the aid of a purchaser representative) with adequate net worth and income for this investment, and has completed truthfully the appropriate item(s) in the Confidential Statement of Investor Suitability;

(i) That the undersigned has knowledge and experience in financial and business matters (either alone or with the aid of a purchaser representative), is capable of evaluating the merits and risks of an investment in the Company and its proposed activities and has carefully considered the suitability of an investment in the Company for the undersigned's particular financial situation, and has determined that the Units are a suitable investment;

(j) That the offer to sell Units was communicated to the undersigned by the Company in such a manner that the undersigned was able to ask questions of and receive answers from the Company concerning the terms and conditions of this transaction and that at no time was the undersigned presented with or solicited by any leaflet, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of advertising or general solicitation;

(k) That the Units for which the undersigned hereby subscribes are being acquired solely for the undersigned's own account, for investment, and are not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; and the undersigned agrees that such Units will not be sold without registration under the Act or an exemption therefrom. In furtherance thereof, the undersigned will not sell, hypothecate or otherwise transfer the undersigned's Units unless the Units are registered under the Act and qualified under applicable state securities laws or unless, in the opinion of the Company, an exemption from the registration requirements of the Act and such laws is available;

(l) That the undersigned has had prior personal or business relationships with the Company or its affiliates, or by reason of the undersigned's business or financial experience (either alone or with the aid of a purchaser representative), the undersigned has the capacity to protect the undersigned's own interest in connection with this transaction;

(m) That the undersigned has been advised to consult with the undersigned's own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the undersigned considers necessary;

(n) That the undersigned will immediately notify the Company in writing of any change in any statement made herein or in the Confidential Statement of Investor Suitability, occurring prior to the undersigned's receipt of the Company's acceptance of this subscription;

(o) That the information which the undersigned has furnished herein and in the Confidential Statement of Investor Suitability is correct and complete as of the date of this Agreement and will be correct and complete upon the acceptance of the Units subscribed for. The representations and warranties and agreements herein shall survive the acceptance of this subscription and may be relied upon by the Company and its officers, directors and affiliates;

(p) That the undersigned certifies, under penalty of perjury, (i) that the social security or Tax Identification Number shown on the Signature Page is true, correct and complete, and (ii) that the undersigned is not subject to backup withholding either because the undersigned has not been notified that the undersigned is subject to backup withholding as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified the undersigned that the undersigned is no longer subject to backup withholding; and

(q) That the undersigned acknowledges that the Private Placement Memorandum reflects the Company's current intentions and estimates at the current time, and as with any developing company, the precise elements of the Company's plans can be expected to change from time to time.

2. Indemnification. The undersigned shall indemnify, defend and hold harmless the Company, and any officers, employees, Unitholders, partners, agents, directors or controlling persons of the Company (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the undersigned, including, without limitation, the information in this Subscription Agreement or in the Confidential Statement of Investor Suitability, or (ii) litigation or other proceeding brought by the undersigned against one or more Indemnified Party wherein the Indemnified Party is the prevailing party.

3. Entity Investors. If the undersigned is an entity, trust, pension fund or IRA account (an "Entity"), the Entity and the person signing on its behalf represent and warrant that: (i) such Entity is an existing entity, and has not been organized or reorganized for the purpose of making this investment (or if not true, such fact shall be disclosed to the Company in writing along with information concerning the beneficial owners of the Entity), (ii) the undersigned has the authority to execute this Subscription Agreement, the Confidential Statement of Investor Suitability, the Right of First Refusal Agreement and any other documents in connection with an investment in the Units, on the Entity's behalf, (iii) the Entity has the power, right and authority to invest in the Units and enter into the transactions contemplated thereby, and that the investment is suitable and appropriate for the Entity and its beneficiaries (given the risks and illiquid nature of the investment) and (iv) all documents executed by the entity in connection with the Company are valid and binding documents or agreements of the Entity enforceable in accordance with their terms.

4. Revocation. The undersigned agrees that the undersigned may not cancel, terminate or revoke the offer to subscribe for Units for a period of 120 days or any agreement hereunder at any time and that this Agreement shall survive the death or disability of the undersigned and shall be binding upon the undersigned's heirs, executors, administrators, beneficiaries, successors and assigns.

5. Certain Securities Law Matters.

    (a) The Units shall not be sold, assigned, transferred or pledged except upon satisfaction of the conditions specified in this Section 5, which conditions are intended to ensure compliance with the provisions of the Act. The undersigned will cause any proposed purchaser, assignee, transferee or pledge of the Units held by the undersigned to agree to take and hold such securities subject to the provisions and conditions of this Section 5. There are further restrictions on transferability contained in the Right of First Refusal Agreement.

    (b) Each certificate representing (i) the Units and (ii) any other securities issued in respect of the Units upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted by the provisions of Section 5(c) below)

be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH UNITS MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE UNITS AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION.

The undersigned consents to the Company making a notation on its records and giving instructions to any transfer agent of the Units in order to implement the restrictions on transfer established in this Section 5.

(c) The undersigned agrees to comply in all respects with the provisions of this Section 5. Prior to any proposed sale, assignment, transfer or pledge of any Units, unless there is in effect a registration statement under the Act covering the proposed transfer, the undersigned thereof shall give written notice to the Company of the undersigned's intention to effect such transfer, sale, assignment or pledge. Each such notice shall describe the manner and circumstances of the proposed transfer, sale, assignment or pledge in sufficient detail, and shall be accompanied, at the undersigned's expense by evidence satisfactory to the Company to the effect that the proposed transfer of the Units may be effected without registration under the Act or applicable state securities law.

6. Right of First Refusal Agreement.

The undersigned shall execute and deliver along with this Subscription Agreement the Right of First Refusal Agreement included in the Subscription Package which agreement restricts the transfer, sale and assignment of the Units, provides the Company with a right of first refusal in connection with any proposed sale, pledge or other transfer of the Units, and certain other matters.

7. Miscellaneous.

(a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at the address set forth on the instructions page hereof and to the undersigned at the address set forth on the signature page hereof.

(b) This Agreement shall be governed by and construed in accordance with the laws of the State of California, without reference to conflict of law principles.

(c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous understandings, representations, warranties or agreements (whether oral or written) and may be amended only by a writing executed by all parties.

(d) The undersigned acknowledges that the Company may, in its sole and absolute discretion, accept or reject this subscription offer in whole or in part.

Signature Page.

Accepted by,

____

Page 110 of 111

17.0 EXECUTION PAGE FOR SUBSCRIPTIONS BY INDIVIDUALS

NOT APPLICABLE FOR SUBSCRIPTIONS BY ENTITIES

Subscription Amount for ______Common Units in ____________ L.L.C.:

$_____________

Name(s) in which the Interests are to be registered:

Name of Subscriber *Social Security Number*

Address of Subscriber

If Joint Owner:

Name of Subscriber *Social Security Number*

Address of Subscriber

The Interests are to be registered as follows (check one):

□ *INDIVIDUAL OWNERSHIP* (The individual owner must sign below and complete a Confidential Offeree Questionnaire.)

□ *TENANTS IN COMMON* (All tenants must sign below and complete a separate Confidential Offeree Questionnaire.)

□ *JOINT TENANTS WITH RIGHT OF SURVIVORSHIP* (All tenants must sign below and complete a separate Confidential Offeree Questionnaire.)

□ *COMMUNITY PROPERTY* (Both spouses must sign below and complete a separate Confidential Offeree Questionnaire. Only applicable to residents of states with community property laws.)

IN WITNESS WHEREOF, by signing below, the undersigned hereby executes (i) the Subscription Agreement, (ii) the Operating Agreement, and (iii) the Power of Attorney, as of the day, month and year set forth below.

Signature of Subscriber *Signature of Subscriber*

Printed Name of Signatory *Date* *Printed Name of Signatory* *Date*

18.0 EXECUTION PAGE FOR SUBSCRIPTIONS BY ENTITIES

NOT APPLICABLE FOR SUBSCRIPTIONS BY INDIVIDUALS

Subscription Amount for L.L.C. Interests:

$_____________

Name(s) in which the Interests are to be registered:

____

Name of Subscriber *Taxpayer Identification Number*

____

Address of Subscriber

If a Trust or Retirement Plan:

____

Name of Trustee or Custodian *Taxpayer Identification Number*

____

Address of Trustee or Custodian

Form or organization of entity (check one):

□ *CORPORATION* (An authorized officer must sign below and complete a Confidential Offeree Questionnaire. In addition, corporations must include a duly signed resolution authorizing the subscription for Interests.)

□ *PARTNERSHIP* (An authorized partner must sign below and complete a separate Confidential Offeree Questionnaire.)

□ *TRUST OR RETIREMENT PLAN* (An authorized trustee or custodian must sign below and complete a Confidential Offeree Questionnaire.)

The undersigned trustee, custodian, corporate officer or partner certifies that he has full power and authority from all beneficiaries, shareholders or partners of the entity named below to execute this Agreement on behalf of the entity and to make the representations and warranties made herein on their behalf and that investment in the Partnership has been affirmatively authorized by the governing board or body of such entity and is not prohibited by law or the governing documents of the entity.

IN WITNESS WHEREOF, by signing below, the undersigned hereby executes (i) the Subscription Agreement, (ii) the Operating Agreement and (iii) the Power of Attorney, as of the day, month and year set forth below.

____

Printed Name and Title of Signatory

____

Signature of Authorized Trustee, Custodian, Partner or Corporate Officer *Date*